Exhibit 99.1

Second Quarter Report

2020

Granite REIT 2020 Second Quarter Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Non-IFRS Performance Measures	46

Significant Accounting Estimates	49

New Accounting Pronouncements and Developments	51

Internal Controls over Financial Reporting	51

Risks and Uncertainties	51

Quarterly Financial Data	53

Forward-Looking Statements	54

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and six month periods ended June 30, 2020. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and six month periods ended June 30, 2020 and the audited combined financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at August 11, 2020 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2019 and dated March 4, 2020, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other

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measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2020	2019	2020	2019

Operating highlights
Revenue	$81.0	$67.9	$159.1	$131.3
NOI — cash basis(1)	71.0	58.3	138.8	113.3
Net income attributable to stapled unitholders	75.7	98.7	157.0	176.9
FFO(1)	53.5	43.1	110.3	83.8
AFFO(1)(2)	51.3	42.3	106.9	82.0
Cash flows provided from operating activities	65.2	50.1	119.8	90.5
Monthly distributions paid	38.9	33.7	78.1	65.6
Special distribution paid	—	—	—	13.7
FFO payout ratio(1)(3)	75%	81%	72%	80%
AFFO payout ratio(1)(2)(3)	78%	83%	74%	82%

Per unit amounts
Diluted FFO(1)	$0.97	$0.89	$2.02	$1.78
Diluted AFFO(1)(2)	$0.93	$0.88	$1.96	$1.74
Monthly distributions paid	$0.73	$0.70	$1.45	$1.40
Special distribution paid	—	—	—	$0.30
Diluted weighted average number of units	54.9	48.3	54.5	47.0

As at June 30, 2020 and December 31, 2019	2020	2019

Financial highlights
Investment properties — fair value	$5,097.3	$4,457.9
Cash and cash equivalents	617.2	298.7
Total debt(4)	1,800.5	1,250.3
Trading price per unit (TSX: GRT.UN)	$ 70.06	$ 65.98

Debt metrics, ratings and outlook
Net leverage ratio(1)	23%	21%
Interest coverage ratio(1)	9.9x	10.1x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.6x	6.1x
Weighted average cost of debt(5)	2.16%	1.83%
Weighted average debt term-to-maturity, in years(5)	4.8	4.4
DBRS rating and outlook	BBB stable	BBB stable
Moody’s rating and outlook	Baa2 stable	Baa2 stable

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As at June 30, 2020 and December 31, 2019	2020	2019

Property metrics
Number of investment properties	101	91
Income-producing properties	94	85
Properties under development	3	3
Land held for development	4	3
Gross leasable area (“GLA”), square feet	44.3	40.0
Occupancy, by GLA	99.1%	99.0%
Magna as a percentage of annualized revenue(6)	40%	42%
Magna as a percentage of GLA	32%	35%
Weighted average lease term in years, by GLA	6.1	6.5
Overall capitalization rate(7)	6.0%	6.1%

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO, diluted AFFO per unit and AFFO payout ratio for the quarter ended June 30, 2019 remained the same as previously reported. AFFO, diluted AFFO per unit and AFFO payout ratio for the six months ended June 30, 2019 were previously reported as $81.5 million, $1.73 per unit and 83%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”).

(3)	The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period.
(4)	Total debt includes lease obligations recognized under IFRS 16, Leases.
(5)	Excludes lease obligations recognized under IFRS 16, Leases noted above.
(6)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(7)	Refer to “Valuation Metrics by Investment Property Asset Category” in the “Investment Properties” section.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at August 11, 2020, Granite owns 104 investment properties in nine countries having approximately 45.2 million square feet of gross leasable area.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution/warehouse properties, light industrial properties and heavy industrial manufacturing facilities. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at August 11, 2020 are summarized below:

Investment Properties Summary(1) Nine countries/104 properties/45.2 million square feet

(1)	Includes two income-producing properties in the Netherlands and one in the United States representing an aggregate of 0.9 million square feet of GLA acquired subsequent to June 30, 2020.

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”) over the long-term.

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Granite has positioned itself financially to execute on its strategic plan including to capitalize on a strong pipeline of acquisition and development opportunities within its geographic footprint.

As Granite looks to the remainder of 2020, its priorities are set out below; however, the timing and extent of current economic conditions resulting from the coronavirus disease (“COVID-19”) pandemic and their impact on these priorities is unknown at this time (see “SIGNIFICANT MATTERS — COVID-19 Pandemic”):

•

Continue to grow in its target markets in North America and Europe primarily through property and portfolio acquisitions as well as through the development of modern logistics and e-commerce assets and selective joint venture arrangements;

•	Grow net asset value as well as FFO and AFFO per unit through intensive asset management;

•	Continue to enhance Granite’s global platform;

•	Maintain a target occupancy in excess of 98%;

•	Maintain lower leverage providing balance sheet flexibility and liquidity;

•	Pursue development and expansion opportunities within the existing portfolio; and

•	Continue to dispose of select non-core assets.

SIGNIFICANT MATTERS

COVID-19 Pandemic

Granite’s portfolio is well positioned to deliver both cash flow stability and growth as well as long-term value for unitholders. While the full impact of the COVID-19 pandemic cannot be predicted, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 65% of total annualized revenue represented by Granite’s top ten tenants (see “INVESTMENT PROPERTIES — Leasing Profile-Other Tenants” for a summary of Granite’s top ten tenants). COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. Certain tenants are seeing increased activity during this COVID-19 period while other tenants have slowed down or shut down operations fully for a period of time. It is difficult to predict at this time what continued impact COVID-19, including any further waves of new infections in the markets where Granite operates that could lead to reinstated emergency measures, will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

During the three and six month periods ended June 30, 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received over 99% of rents due in the second quarter of 2020 and over 99% of July rents. In addition, Granite has granted one rent deferral to a tenant in Germany; however, of the rent in arrears for May and June totaling $0.3 million (€0.2 million), $0.2 million was received and the balance is expected to be paid by the end of the third quarter 2020. Granite has not recognized any provisions for uncollected rent at this time as it expects any outstanding rent to be received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the six month period ended June 30, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and six month periods ended June 30, 2020.

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Requests for rent deferrals from tenants were reviewed by management on a case-by-case basis. For each request, management reviewed tenant financial information and credit, assessed the impact of COVID-19 on the tenant’s operations and considered lease terms and local legislation, among other factors. Granite will continue to monitor its portfolio and dialogue with its tenants, where applicable, to understand the ongoing impact of COVID-19 on its tenants’ operations. The dynamic nature of the situation, which continues to evolve day-to-day, makes the longer-term financial impacts on Granite’s operations difficult to predict.

From a liquidity perspective, as at the date of this MD&A, August 11 2020, Granite has total liquidity of approximately $1.1 billion, including its fully undrawn operating facility which is sufficient to meet its current committed acquisitions, development and construction projects of approximately $80.0 million. Granite’s nearest debt maturity of $250 million occurs in July 2021 and Granite’s investment property portfolio of approximately $5.1 billion remains fully unencumbered. In addition, during the second quarter of 2020, Granite continued to strengthen its balance sheet by increasing available liquidity through the issuance of the $500 million 2027 Debentures and completing the equity offering of 4,255,000 stapled units for gross proceeds of $289.3 million. Granite believes it is well-positioned to weather the current market volatility and any negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

From a leasing perspective, as at the date of this MD&A, August 11, 2020, Granite has renewed 79% of its 2020 lease maturities with 0.4 million square feet outstanding representing 1% of its total portfolio. It is unclear at this time how the impacts of COVID-19 will affect the overall leasing markets for the remainder of 2020 or beyond, including its impact on market rents, tenant demand for space, tenant allowances or incentives and lease terms.

With respect to Granite’s outstanding development projects, most have not been materially impacted to date by COVID-19. Granite’s development project in Plainfield, Indiana was completed and leased for a 10-year term during the second quarter of 2020. Granite’s development project in Houston, Texas is in the very early stages with site servicing currently underway and continues with minimal disruption at this time. The development of Granite’s recently acquired Bleiswijk, Netherlands property continues and remains on schedule to be completed late in the third quarter of 2020. In addition, the forward purchases of properties under development in both Ede and Tilburg, Netherlands were completed on July 1, 2020. The expansion at the Tilburg property representing 0.1 million of GLA is expected to be completed by the end of the year. With respect to the development project in Altbach, Germany, where construction has not yet begun, Granite made the decision to place this development on hold until market conditions stabilize. Granite expects to move forward with the Altbach development later in 2020 or early 2021 and is currently engaged in preliminary pre-leasing activity. Despite minimal disruption thus far as a result of COVID-19, the outstanding active development projects in the Netherlands and Houston, Texas may be impacted by temporary delays due to work suspensions, labour shortages and delays in supply chains, all of which may impact timing of construction spending and expected completion dates. Further, due to market demand and other macro-economic factors, Granite may also experience delays to the commencement of construction for new development projects including the development project in Altbach, Germany or the next stage of the development in Houston, Texas. For more information on Granite’s development projects, please see “SIGNIFICANT MATTERS — Construction, Development and Property Commitments”.

Granite’s current liquidity positions it well to capitalize on acquisition opportunities and to continue to execute on its strategic plan in 2020; however, Granite will act on its acquisition pipeline and other opportunities while considering the potential impact that COVID-19, both in the short-term and long-term, will have on its operations, cash flows and portfolio.

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Consistent with its usual practice, Granite continues to review the value of its investment properties. To date, the COVID-19 pandemic has not had a significant impact on the valuation of Granite’s investment properties. The duration of the COVID-19 pandemic, including any further waves of new infections in the markets where Granite operates that could lead to the reinstatement of emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties. Refer to “Risks and Uncertainties” for a discussion of the risks associated with the COVID-19 pandemic.

Property Acquisitions

As at the date of this MD&A, August 11, 2020, Granite acquired 11 income-producing modern industrial properties in the United States and the Netherlands, a property under development in the Netherlands and a parcel of development land in the United States. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)	Date Acquired	Property Purchase Price(2)	In-going Yield(1)
Acquired during the six months ended June 30, 2020:

Property under development:
Aquamarijnweg 2	Bleiswijk, Netherlands	0.2	10.0	March 13, 2020	$28.8	4.2%
Income-producing properties:
Oude Graaf 15	Weert, Netherlands	0.2	10.0	May 1, 2020	31.9	4.9%

Midwest portfolio (four properties):
6201 Green Pointe Drive South	Groveport, OH	0.5	1.4
8779 Le Saint Drive	Hamilton, OH	0.3	2.5
8754 Trade Port Drive	West Chester, OH	0.5	5.4
445 Airtech Parkway	Indianapolis, IN	0.6	3.5	June 18, 2020	177.6	5.4%

Memphis portfolio (three properties):
4460 East Holmes Road	Memphis, TN	0.4	7.1
4995 Citation Drive	Memphis, TN	0.4	2.8
8650 Commerce Drive	Southaven, MS	0.7	7.3	June 18, 2020	111.6	5.8%

Development land:
5005 Parker Henderson Road	Fort Worth, TX	N/A	N/A	June 8, 2020	8.9	N/A

Acquired between July 1 and August 11, 2020:

Income-producing properties:
Francis Baconstraat 4	Ede, Netherlands	0.1	15.3
De Kroonstraat 1(3)	Tilburg, Netherlands	0.5	10.0	July 1, 2020	108.3	4.3%

5415 Centerpoint Parkway	Obetz, OH	0.5	9.5	July 8, 2020	45.3	5.4%
		4.9			$512.4	5.1%

(1)

As at the date of acquisition except for the property under development in Bleiswijk, Netherlands. The sq ft., weighted average lease term and in-going yield for the property under development in Bleiswijk, Netherlands assumes that construction of the property is completed and occupied by the tenant in September 2020.

(2)	Purchase price does not include transaction costs associated with property acquisitions.

(3)

The square footage, purchase price and in-going yield for this property includes the impact of a 0.1 million square foot expansion that was underway at the date of acquisition and is expected to be completed and occupied by the tenant in the fourth quarter of 2020. The estimated costs to complete the expansion at the date of acquisition are $7.7 million (€5.0 million) and has been included in the property purchase price noted above.

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The property under development in Bleiswijk, Netherlands is expected to be completed in the third quarter of 2020. The property is leased to Ahold, a global food-retailer, commencing September 1, 2020.

On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities located in Weert, Netherlands as previously announced. The property is leased to Moonen Packaging, a European leader in environmentally-friendly packaging. The property received a BREEAM “Excellent” sustainability certification. Subsequent to June 30, 2020, Granite closed on the acquisitions of the remaining two of the three facilities in the Netherlands. The property located at Francis Baconstraat 4, Ede, Netherlands is 100% leased to ERIKS, a global industrial service provider. The property located at De Kroonstraat 1, Tilburg, Netherlands is 100% leased to Decathlon, the world’s largest sports retailer. The 0.1 million square foot expansion at this facility is expected to be completed in the fourth quarter of 2020 and the remaining costs to complete the expansion are anticipated to be approximately $7.7 million (€5.0 million) as at the date of acquisition. The three properties are located in close proximity to established distribution infrastructures and are situated in densely populated areas making them attractive e-commerce locations. On July 1, 2020, Granite acquired the two properties for $108.3 million (€70.8 million) and after deducting for working capital adjustments, a $7.7 million (€5.0 million) holdback and $7.7 million (€5.0 million) to complete the expansion, paid $88.5 million (€57.8 million) on closing of the acquisition. The $7.7 million (€5.0 million) holdback and the approximate $7.7 million (€5.0 million) of remaining construction costs for the expansion at the Tilburg property are expected to be paid during the remainder of 2020.

On June 8, 2020, Granite purchased a parcel of development land in Fort Worth, Texas in the United States. The site is located at the major intersection of I-820 and SH-287 in close proximity to downtown Fort Worth and Dallas-Fort Worth International Airport. The future speculative development of this property is anticipated to include a 0.6 million square foot state-of-the-art e-commerce and logistics facility.

On June 18, 2020, Granite acquired four of a portfolio of five income-producing properties located in the Midwest markets of Cincinnati, Columbus and Indianapolis in the United States (the “Midwest Portfolio”). Subsequent to June 30, 2020, the acquisition of the fifth property in the Midwest Portfolio located at 5415 Centerpoint Parkway, Ohio closed on July 8, 2020. The five modern distribution warehouses are located in established business parks in close proximity to extensive highway and major air and rail systems and are 100% leased to six tenants.

On June 18, 2020, Granite closed on the acquisition of three income-producing properties located in the Memphis market in the United States. The three modern distribution warehouses are strategically located near major e-commerce distribution infrastructures and are 100% leased to five tenants.

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Construction, Development and Property Commitments

Granite had the following property purchase and construction and development commitments:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments	Total Cost	Year-One Stabilized Yield
As at June 30, 2020:
Development, construction or expansion:
Property under development in Bleiswijk, Netherlands(2)	0.2	$46.9	$19.3	$66.2	4.2%
Tenant improvement commitment at developed property in Plainfield, Indiana	—	—	2.8	2.8	—%
Property under development in Houston, Texas	0.7	4.3	39.9	44.2	7.4%
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	0.3	10.2	10.5	8.1%
Other construction commitments	—	6.5	1.8	8.3	—%
	1.0	$58.0	$74.0	$132.0
Property purchases:
Two development properties in the Netherlands including expansion at Tilburg property	0.6	88.5	7.7	96.2	4.3%
5415 Centerpoint Parkway	0.5	2.3	43.0	45.3	5.4%
	2.1	$148.8	$124.7	$273.5

(1)	As at June 30, 2020.

(2)	Payments made include cost of land.

The property under development in Bleiswijk, Netherlands is a build-to-suit grocery e-commerce distribution centre situated on approximately 13 acres of land and comprises a total gross leasable area of 238,117 square feet and offers 407 car and 147 van parking spaces, respectively. The property is located in the Prisma Business Park in the center of the Randstad conurbation, situated next to the A12 motorway and providing access to approximately 8 million consumers within a one-hour radius. The development received a BREEAM “Very Good” sustainability certification (see “SIGNIFICANT MATTERS — Property Acquisitions” above).

The construction of a 0.5 million square foot class A distribution/warehouse facility in Plainfield, Indianapolis was completed in the second quarter of 2020 and was leased to a tenant for a 10-year term at a going-in stabilized yield of 7.4%. The total construction costs of the Class A distribution/warehouse facility amounted to $26.4 million (US$19.4 million) and Granite has committed to pay $2.8 million (US$2.1 million) towards tenant improvements that are expected to be completed by the tenant over the next 15 months. This developed property contains features expected in a modern distribution building, including 36-foot clear height, significant auto and trailer parking, cross-dock layout and LED lighting throughout the facility. In addition, the property is strategically located near major highways I-70 and I-465, and is approximately 5.8 miles from the Indianapolis International Airport. The development received “Two Green Globes” from the Green Building Initiative (Green Globes Sustainability Certification).

At Granite’s recently acquired greenfield site in Houston, Texas speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, commenced in the fourth quarter of 2019. Site servicing is currently underway and the properties are expected to be constructed by the second quarter of 2021.

Granite acquired the two remaining state-of-the-art facilities in the Netherlands on July 1, 2020. The acquisition includes approximately 1.8 acres of additional land for potential future expansion. The properties are expected to receive a BREEAM “Very Good” sustainability certification at a minimum (see “SIGNIFICANT MATTERS — Property Acquisitions” above).

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On July 8, 2020, Granite acquired the fifth property in the Midwest Portfolio located at 5415 Centerpoint Parkway in Ohio, United States (see “SIGNIFICANT MATTERS — Property Acquisitions” above).

Bought Deal Equity Offering

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses totaling $12.4 million were $276.9 million. Granite has used a portion of the net proceeds from the offering and intends to use the remaining proceeds to fund acquisitions, potential future acquisitions, commitments under existing development projects and for general trust purposes.

Issuance of Unsecured Debentures

On June 4, 2020, Granite REIT Holdings Limited Partnership (“Granite LP”), a wholly-owned subsidiary of Granite, issued $500.0 million aggregate principal amount of 3.062% Series 4 senior unsecured debentures due June 4, 2027 (the “2027 Debentures”). The net proceeds received by Granite after deducting the financing costs totaling $3.1 million were $496.9 million. The 2027 Debentures were issued as Green Bonds under Granite’s Green Bond Framework. Granite has used a portion of the net proceeds and intends to use the remaining net proceeds from the 2027 Debentures to finance or refinance, in whole or in part, expenditures associated with Eligible Green Projects as described in the Granite Green Bond Framework, which is available on Granite’s website.

On June 4, 2020, Granite also entered into a cross currency interest rate swap to exchange the Canadian dollar denominated principal and interest payments of the 2027 Debentures for US dollar denominated payments, resulting in an effective fixed interest rate of 2.964% for the seven year term (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure — Unsecured Debt and Cross Currency Interest Rate Swaps”).

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended June 30,			Six Months Ended June 30,			June 30, 2020	December 31, 2019
	2020	2019	Change	2020	2019	Change			Change
$ per €1.00	1.526	1.503	2%	1.503	1.506	—%	1.530	1.455	5%
$ per US$1.00	1.386	1.338	4%	1.365	1.333	2%	1.362	1.296	5%

The average exchange rates of the Canadian dollar relative to the Euro for the three and six months ended June 30, 2020 compared to the prior year periods, were higher and slightly lower, respectively, which on a comparative basis, increased and marginally decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations.

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For the three and six months ended June 30, 2020 compared to the prior year periods, the average exchange rates of the Canadian dollar relative to the US dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations.

The period end exchange rates of the Canadian dollar relative to the Euro and US dollar on June 30, 2020 were higher when compared to the December 31, 2019 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US subsidiaries were higher when compared to December 31, 2019.

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and six months ended June 30, 2020 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended June 30,	Six Months Ended June 30,
(in millions, except per unit information)	2020 vs 2019	2020 vs 2019
Increase in revenue	$1.3	$1.1
Increase in NOI — cash basis	1.1	0.8
Increase in net income	1.7	2.5
Increase in FFO	1.4	1.5
Increase in AFFO	1.4	1.5
Increase in FFO per unit	$0.03	$0.03
Increase in AFFO per unit	$0.03	$0.03

Operating Results

Revenue

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	$ change	2020	2019	$ change
Rental revenue and amortization(1)	$71.5	$59.6	11.9	$140.0	$115.4	24.6
Tenant recoveries	9.5	7.7	1.8	19.1	15.0	4.1
Lease termination and close-out fees	—	0.6	(0.6)	—	0.9	(0.9)
Revenue	$81.0	$67.9	13.1	$159.1	$131.3	27.8

(1)	Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

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Revenue for the three month period ended June 30, 2020 increased $13.1 million to $81.0 million from $67.9 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2020 vs Q2 2019 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.3 million from consumer price index based increases and $0.5 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada and the Netherlands beginning in the second quarter of 2019 increased revenue by $12.0 million, which included $1.5 million of tenant recoveries;

•	revenue increased by $1.0 million due to various renewal and re-leasing activities for properties primarily in Canada and the United States;

•	revenue decreased by $0.6 million as a result of a lease close-out fee received in 2019 for a property in Canada that was disposed of in the third quarter of 2019;

•	the sale of properties located in Canada and the United States during 2019 decreased revenue by $1.5 million which included $0.2 million of tenant recoveries; and

•	foreign exchange had a $1.3 million positive impact as the relative weakening of the Canadian dollar against the Euro and US dollar increased revenue by $0.4 million and $0.9 million, respectively.

12    Granite REIT 2020 Second Quarter Report

Revenue for the six month period ended June 30, 2020 increased $27.8 million to $159.1 million from $131.3 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2020 YTD vs Q2 2019 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.6 million from consumer price index based increases and $0.9 million from fixed contractual adjustments related to rent escalations;

•	the acquisitions of properties located in the United States, Canada and the Netherlands during 2019 and 2020 increased revenue by $27.6 million, which included $3.7 million of tenant recoveries;

•	revenue increased by $1.4 million due to various renewal and re-leasing activities for properties located in Canada, the United States, Austria and Spain;

•	revenue decreased by $0.9 million as a result of lease close-out fees received in 2019 for two properties in Canada that were disposed of in the prior year;

•	the sale of properties located in Canada and the United States during 2019 decreased revenue by $3.4 million; and

•

foreign exchange had a net $1.1 million positive impact as the relative weakening of the Canadian dollar against the US dollar increased revenue by $1.2 million while the slight strengthening of the Canadian dollar against the Euro decreased revenue by $0.1 million.

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Revenue by major currency for the three and six month periods ended June 30, 2020 and 2019 was as follows:

Revenue by Currency

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps, forward currency contracts and foreign exchange collars, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

14    Granite REIT 2020 Second Quarter Report

Net Operating Income

Net operating income (“NOI”) in the three months ended June 30, 2020 was $71.2 million compared to $59.1 million in the three months ended June 30, 2019. NOI in the six months ended June 30, 2020 was $139.1 million compared to $114.3 million in the six months ended June 30, 2019. NOI — cash basis excludes the impact of lease termination and close-out fees, and straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $71.0 million in the three months ended June 30, 2020 compared with $58.3 million in the prior year period. NOI — cash basis was $138.8 million in the six months ended June 30, 2020 compared with $113.3 million in the six months ended June 30, 2019.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended June 30, 2020 was $59.3 million, or 7.4% higher, compared with $55.2 million in the prior year period. Same property NOI — cash basis in the six months ended June 30, 2020 was $111.0 million, or 5.4% higher, compared to $105.3 million in the six months ended June 30, 2019. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI, NOI — Cash Basis and Same Property NOI — Cash Basis

	Sq ft(1) (in millions)	Three Months Ended June 30,			Sq ft(1) (in millions)	Six Months Ended June 30,
		2020	2019	$ change		2020	2019	$ change
Revenue		$81.0	$67.9	13.1		$159.1	$131.3	27.8
Less: Property operating costs		(9.8)	(8.8)	(1.0)		(20.0)	(17.0)	(3.0)
NOI		$71.2	$59.1	12.1		$139.1	$114.3	24.8
Add (deduct):
Lease termination and close-out fees		—	(0.6)	0.6		—	(0.9)	0.9
Straight-line rent amortization		(1.5)	(1.5)	—		(2.9)	(2.7)	(0.2)
Tenant incentive amortization		1.3	1.3	—		2.6	2.6	—
NOI — cash basis	44.3	$71.0	$58.3	12.7	44.3	$138.8	$113.3	25.5
Less NOI — cash basis for:
Acquisitions	11.2	(11.7)	(1.8)	(9.9)	12.2	(27.8)	(5.2)	(22.6)
Dispositions, assets held for sale and developments	—	—	(1.3)	1.3	—	—	(2.8)	2.8
Same property NOI — cash basis	33.1	$59.3	$55.2	4.1	32.1	$111.0	$105.3	5.7

(1)

The square footage relating to the NOI — cash basis represents GLA of 44.3 million square feet as at June 30, 2020. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions during the relevant period.

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Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite’s employee compensation expenses are included in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three months ended June 30, 2020 increased $12.7 million to $71.0 million from $58.3 million in the prior year period. NOI — cash basis for the six months ended June 30, 2020 increased $25.5 million to $138.8 million from $113.3 million in the prior year period. These increases in NOI — cash basis in the three and six months periods ended June 30, 2020 were a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2019 and 2020.

Same property NOI — cash basis for the three months ended June 30, 2020 increased $4.1 million (7.4%) to $59.3 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of various leases for properties primarily located in the United States and Canada, an expansion at a property in the United States and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar and Euro. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended June 30, 2020 would have increased by 5.5% relative to the prior year period.

Same property NOI — cash basis for the six months ended June 30, 2020 increased $5.7 million (5.4%) to $111.0 million primarily due to the increase in contractual rents, re-leasing and renewals of various leases for properties located in the United States, Canada, Austria and Spain, an expansion at a property in the United States and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar. Excluding the impact of foreign exchange, same property NOI — cash basis for the six month period ended June 30, 2020 would have increased by 4.8% relative to the prior year period.

16    Granite REIT 2020 Second Quarter Report

NOI — cash basis for the three and six month periods ended June 30, 2020 and 2019 by geography was as follows:

NOI — Cash Basis by Geography

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

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Same property NOI — cash basis for the three and six month periods ended June 30, 2020 and 2019 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% change	2020	2019	% change
Canada	$10.4	$9.8	6.1%	$20.7	$19.8	4.5%
United States	21.5	18.9	13.8%	36.6	32.5	12.6%
Austria	17.3	16.6	4.2%	34.1	33.6	1.5%
Germany	6.4	6.2	3.2%	12.3	12.2	0.8%
Netherlands	2.2	2.3	(4.3)%	4.4	4.4	—%
Europe — Other	1.5	1.4	7.1%	2.9	2.8	3.6%
Same Property NOI — cash basis	$59.3	$55.2	7.4%	$111.0	$105.3	5.4%

Same property NOI — cash basis for the three and six month periods ended June 30, 2020 includes $0.3 million and $0.7 million, respectively, associated with a 0.3 million square foot building expansion at a property located in West Jefferson, Ohio that was completed in the prior year. Excluding the NOI associated with the expansion, same property NOI — cash basis would have increased 6.9% in the three month period ended June 30, 2020 (5.0% on a constant currency basis) and 4.8% in the six month period ended June 30, 2020 (4.2% on a constant currency basis) relative to the prior periods.

Constant currency same property NOI — cash basis for the three and six month periods ended June 30, 2020 and 2019 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current exchange rates:

Constant Currency Same Property NOI — Cash Basis by Geography

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% change	2020	2019	% change
Canada	$10.4	$9.8	6.1%	$20.7	$19.8	4.5%
United States	21.5	19.6	9.7%	36.6	33.3	9.9%
Austria	17.3	16.9	2.4%	34.1	33.5	1.8%
Germany	6.4	6.3	1.6%	12.3	12.1	1.7%
Netherlands	2.2	2.2	—%	4.4	4.4	—%
Europe — Other	1.5	1.4	7.1%	2.9	2.8	3.6%
Constant Currency Same Property NOI — cash basis	$59.3	$56.2	5.5%	$111.0	$105.9	4.8%

18    Granite REIT 2020 Second Quarter Report

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	$ change	2020	2019	$ change
Salaries and benefits	$3.2	$4.4	(1.2)	$7.0	$7.4	(0.4)
Audit, legal and consulting	0.9	1.1	(0.2)	1.8	2.5	(0.7)
Trustee/director fees and related expenses	0.3	0.3	—	0.6	0.6	—
Executive unit-based compensation expense including distributions	1.1	1.4	(0.3)	2.2	2.1	0.1
Fair value remeasurement of trustee/director and executive unit-based compensation plans	1.9	(0.1)	2.0	0.4	1.1	(0.7)
Other public entity costs	0.6	0.7	(0.1)	0.9	1.2	(0.3)
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.2	0.2	—
Other	0.9	0.7	0.2	1.6	1.4	0.2
General and administrative expenses	$9.0	$8.6	0.4	$14.7	$16.5	(1.8)

General and administrative expenses were $9.0 million for the three month period ended June 30, 2020 and increased $0.4 million in comparison to the prior year period primarily as a result of the following:

•

an increase in the fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units in the second quarter of 2020 compared to the prior year period, partially offset by;

•	a decrease in salaries and benefits expense primarily due to the higher compensation costs related to the departure of the former CFO in the second quarter of 2019; and

•

a decrease in executive unit-based compensation expense due to the accelerated vesting of awards related to the former CFO in the second quarter of 2019, partially offset by a greater number of awards outstanding under the plan in the current year period.

General and administrative expenses were $14.7 million for the six month period ended June 30, 2020 and decreased $1.8 million in comparison to the prior year period primarily as a result of the following:

•

a decrease in salaries and benefits expense primarily due to the higher compensation costs related to the departure of the former CFO in the second quarter of 2019, partially offset by an increase in salaries and benefits expense associated with additional employees in the United States and the Netherlands and a true up adjustment to incentive pay accruals in the current year period;

•

a decrease in audit, legal and consulting expenses due to costs incurred in the prior year period associated with corporate advisory matters including internal reorganizations and administrative matters; and

Granite REIT 2020 Second Quarter Report    19

•

a decrease in the fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from a greater increase in the market price of the Trust’s stapled units in the prior year period.

During the three and six month periods ended June 30, 2020, Granite incurred $0.1 million of expenses relating to the COVID-19 pandemic, representing mostly information technology expenses.

Interest Income

Interest income for the three month period ended June 30, 2020 decreased $2.3 million to $0.4 million from $2.7 million in the prior year period. Interest income for the six month period ended June 30, 2020 decreased $4.3 million to $1.3 million from $5.6 million in the prior year period. Both decreases were due to the reduction of cash balances on hand and lower interest rates on invested cash.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month periods ended June 30, 2020 and 2019 remained consistent at $7.8 million. In the second quarter of 2020, the additional interest expense associated with the increased leverage from the 2027 Debentures issued in June 2020 was substantially offset by the interest expense savings arising from the refinancing of the term loans in the fourth quarter of 2019.

Interest expense and other financing costs for the six month periods ended June 30, 2020 and 2019 were $14.4 million and $15.4 million, respectively. The $1.0 million decrease is primarily due to interest expense savings associated with the refinancing of the term loans late in 2019, partially offset by the interest expense associated with the 2027 Debentures issued in June 2020.

As at June 30, 2020, Granite’s weighted average cost of interest-bearing debt was 2.16% (June 30, 2019 — 2.17%) and the weighted average debt term-to-maturity was 4.8 years (June 30, 2019 — 4.2 years).

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange losses of less than $0.1 million and $0.3 million in the three month periods ended June 30, 2020 and 2019, respectively. The $0.3 million decrease in net foreign exchange losses is primarily due to foreign exchange gains from the settlement of foreign exchange forward contracts in the current year period.

Granite recognized net foreign exchange gains of $2.7 million and net foreign exchange losses of $0.8 million in the six month periods ended June 30, 2020 and 2019, respectively. The $3.5 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against these currencies and foreign exchange gains realized on the settlement of foreign exchange forward contracts.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $34.5 million and $69.6 million in the three month periods ended June 30, 2020 and 2019, respectively. In the three month period ended June 30, 2020, net fair value gains of $34.5 million were primarily attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and (ii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, marginally offset

20    Granite REIT 2020 Second Quarter Report

by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

Net fair value gains on investment properties in the three month period ended June 30, 2019 of $69.6 million were primarily attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain European properties, both resulting from the continued market demand for industrial real estate properties.

Net fair value gains on investment properties were $70.5 million and $119.7 million in the six month periods ended June 30, 2020 and 2019, respectively. In the six month period ended June 30, 2020, net fair value gains of $70.5 million were attributable to various factors including (i) an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, (ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and (iii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions.

Net fair value gains on investment properties in the six month period ended June 30, 2019 of $119.7 million were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain European properties resulting from the continued market demand for industrial real estate properties.

Fair Value Losses on Financial Instruments, Net

Fair value losses on financial instruments for the three month periods ended June 30, 2020 and 2019 were $3.9 million and $1.7 million, respectively. Fair value losses on financial instruments for the six month periods ended June 30, 2020 and 2019 were $5.8 million and $1.8 million, respectively. The fair value losses on financial instruments for the three and six months ended June 30, 2020 include (i) the fair value change associated with interest and other movements of a cross currency interest rate swap that matures in 2024 and (ii) unrealized losses on foreign exchange forward contracts, partially offset by fair value gains on foreign exchange collar contracts. The fair value losses on financial instruments for the three and six months ended June 30, 2019 include unrealized losses on foreign exchange forward contracts. These derivatives have not been designated in a hedging relationship and are therefore recorded in the statements of net income.

Loss on Sale of Investment Properties

During the three and six month periods ended June 30, 2020, no properties were disposed of. The loss on sale of investment properties for the three and six month periods ended June 30, 2019 was $0.6 million and $1.4 million, respectively. The loss on sale of investment properties is primarily related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

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Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	$ change	2020	2019	$ change
Foreign operations	$1.6	$1.2	0.4	$3.3	$2.7	0.6
Other	0.5	0.5	—	0.1	0.9	(0.8)
Current tax expense	2.1	1.7	0.4	3.4	3.6	(0.2)
Deferred tax expense	7.4	11.8	(4.4)	17.7	22.7	(5.0)
Income tax expense	$9.5	$13.5	(4.0)	$21.1	$26.3	(5.2)

For the three months ended June 30, 2020, the current tax expense increased compared to the prior year period primarily due to higher income taxes in foreign jurisdictions as a result of acquisitions and the foreign exchange impact resulting from the relative weakening of the Canadian dollar on Euro denominated tax expense.

For the six months ended June 30, 2020, the current tax expense decreased compared to the prior year period primarily due to the recognition of tax assets in Canada of $0.8 million for taxation years that have become statute barred, partially offset by higher income taxes in foreign jurisdictions as a result of acquisitions.

The decrease in deferred tax expense for the three and six months ended June 30, 2020 compared to the prior year periods was primarily due to a decrease in fair value gains on investment properties in jurisdictions in which deferred taxes are recorded.

Net Income Attributable to Stapled Unitholders

For the three month period ended June 30, 2020, net income attributable to stapled unitholders was $75.7 million compared to $98.7 million in the prior year period. The $23.0 million net decrease was primarily due to a $35.1 million decrease in net fair value gains on investment properties, partially offset by a $12.1 million increase in net operating income. The $23.0 million decrease in net income attributable to stapled unitholders is summarized below:

Q2 2020 vs Q2 2019 Change in Net Income Attributable to Stapled Unitholders

22    Granite REIT 2020 Second Quarter Report

For the six month period ended June 30, 2020, net income attributable to stapled unitholders was $157.0 million compared to $176.9 million in the prior year period. The $19.9 million net decrease was primarily due to a $49.2 million decrease in net fair value gains on investment properties, partially offset by a $24.8 million increase in net operating income. The $19.9 million decrease in net income attributable to stapled unitholders is summarized below:

Q2 2020 YTD vs Q2 2019 YTD Change in Net Income Attributable to Stapled Unitholders

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Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and six months ended June 30, 2020 and 2019 is presented below:

FFO AND AFFO(1) RECONCILIATION

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit information)		2020	2019	2020	2019

Net income attributable to stapled unitholders		$75.7	$98.7	$157.0	$176.9
Add (deduct):
Fair value gains on investment properties, net		(34.5)	(69.6)	(70.5)	(119.7)
Fair value losses on financial instruments		3.9	1.7	5.8	1.8
Loss on sale of investment properties		—	0.6	—	1.4
Deferred income tax expense		7.4	11.8	17.7	22.7
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		1.0	—	0.2	0.7
Non-controlling interests relating to the above		—	(0.1)	0.1	—
FFO	[A]	$53.5	$43.1	$110.3	$83.8
Add (deduct):
Maintenance or improvement capital expenditures incurred		(1.9)	(0.2)	(3.0)	(1.1)
Leasing commissions incurred(2)		(0.1)	(0.3)	(0.1)	(0.3)
Tenant incentives incurred		—	(0.1)	—	(0.3)
Tenant incentive amortization		1.3	1.3	2.6	2.6
Straight-line rent amortization		(1.5)	(1.5)	(2.9)	(2.7)
AFFO(1) (2)	[B]	$51.3	$42.3	$106.9	$82.0

Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.97	$0.89	$2.02	$1.78
Basic and diluted AFFO per stapled unit(1)	[B]/[C] and [B]/[D]	$0.93	$0.88	$1.96	$1.74
Basic weighted average number of stapled units	[C]	54.9	48.2	54.5	47.0

Diluted weighted average number of stapled units	[D]	54.9	48.3	54.5	47.0

(1)

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO as well as basic and diluted AFFO per unit for the three months ended June 30, 2019 remained the same as previously reported. AFFO as well as basic and diluted AFFO per unit for the six months ended June 30, 2019 were previously reported as $81.5 million and $1.73 per unit for both basic and diluted AFFO. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). There is no significant difference in these metrics as a result of the change in calculation.

(2)

In accordance with the REALPAC White Paper, leasing commissions incurred in the three and six month periods ended June 30, 2020 exclude $1.9 million of leasing commissions incurred on the lease-up of a recently completed development property in Plainfield, Indiana during the second quarter of 2020.

24    Granite REIT 2020 Second Quarter Report

Funds From Operations

FFO for the three month period ended June 30, 2020 was $53.5 million ($0.97 per unit) compared to $43.1 million ($0.89 per unit) in the prior year period. The $10.4 million ($0.08 per unit) increase in FFO is summarized below:

Q2 2020 vs Q2 2019 Change in FFO

FFO for the three month period ended June 30, 2020 was $53.5 million ($0.97 per unit). FFO for the three month period ended June 30, 2019 includes $2.1 million ($0.04 per unit) of compensation costs associated with the departure of the former CFO. In comparison and excluding the compensation costs of $2.1 million, FFO would have been $45.2 million ($0.93 per unit) in the three month period ended June 30, 2019.

FFO for the six month period ended June 30, 2020 was $110.3 million ($2.02 per unit) compared to $83.8 million ($1.78 per unit) in the prior year period. The $26.5 million ($0.24 per unit) increase in FFO is summarized below:

Q2 2020 YTD vs Q2 2019 YTD Change in FFO

FFO for the six month period ended June 30, 2020 was $110.3 million ($2.02 per unit). FFO for the six month period ended June 30, 2019 includes $2.1 million ($0.04 per unit) of compensation costs associated with the departure of the former CFO. In comparison and excluding the compensation costs of $2.1 million, FFO would have been $85.9 million ($1.82 per unit) in the six month period ended June 30, 2019.

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Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended June 30, 2020 was $51.3 million ($0.93 per unit) compared to $42.3 million ($0.88 per unit) in the prior year period. The $9.0 million ($0.05 per unit) increase in AFFO is summarized below:

Q2 2020 vs Q2 2019 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $10.4 million increase in FFO, as noted previously; and

•

a $1.7 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred primarily due to a roof replacement at a property in Canada and improvement projects at properties in the United States.

AFFO for the three month period ended June 30, 2020 was $51.3 million ($0.93 per unit). AFFO for the three month period ended June 30, 2019 includes $2.1 million ($0.04 per unit) of compensation costs associated with the departure of the former CFO. In comparison and excluding the compensation costs of $2.1 million, AFFO would have been $44.4 million ($0.92 per unit) in the three month period ended June 30, 2019.

26    Granite REIT 2020 Second Quarter Report

AFFO for the six month period ended June 30, 2020 was $106.9 million ($1.96 per unit) compared to $82.0 million ($1.74 per unit) in the prior year period. The $24.9 million ($0.22 per unit) increase in AFFO is summarized below:

Q2 2020 YTD vs Q2 2019 YTD Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $26.5 million increase in FFO, as noted previously; and

•

a $1.9 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred primarily due to a roof replacement at a property in Canada and improvement projects at properties in the United States.

AFFO for the six month period ended June 30, 2020 was $106.9 million ($1.96 per unit). AFFO for the six month period ended June 30, 2019 includes $2.1 million ($0.04 per unit) of compensation costs associated with the departure of the former CFO. In comparison and excluding the compensation costs of $2.1 million, AFFO would have been $84.1 million ($1.78 per unit) in the six month period ended June 30, 2019.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development comprise (i) a recently acquired development property in Bleiswijk, Netherlands where construction of a grocery e-commerce distribution centre is expected to be

Granite REIT 2020 Second Quarter Report    27

completed in the third quarter of 2020, (ii) 50 acres of a recently acquired greenfield site in Houston, Texas for which speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, has begun and is expected to be completed in the second quarter of 2021, and (iii) a site in Altbach, Germany where the demolition of the property is complete and the construction of a distribution/light industrial facility was placed on hold during the second quarter of 2020 until market conditions stabilize as a result of the COVID-19 pandemic. Granite expects to move forward with this development later in 2020 or early 2021 (see “SIGNIFICANT MATTERS — COVID-19 Pandemic”).

Land held for development comprises 36 acres of land in Fort Worth, Texas for the planned future development of a 0.6 million square foot e-commerce and logistics warehouse, the remaining 141 acres of land in Houston, Texas acquired in 2019 and held for the future development of up to a 2.5 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet (of which 0.7 million square feet is planned in the initial phase of construction, as noted above), 12.9 acres of development land in West Jefferson, Ohio that was acquired in 2018 and a 16-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space.

Summary attributes of the investment properties as at June 30, 2020 and December 31, 2019 were as follows:

Investment Properties Summary

As at June 30, 2020 and December 31, 2019	2020	2019
(in millions, except as noted)
Investment properties — fair value	$5,097.3	$4,457.9
Income-producing properties	4,982.1	4,377.6
Properties under development	75.7	51.3
Land held for development	39.5	29.0
Overall capitalization rate(1)	6.0%	6.1%

Number of investment properties	101	91
Income-producing properties	94	85
Properties under development	3	3
Land held for development	4	3

Property metrics
GLA, square feet	44.3	40.0
Occupancy, by GLA	99.1%	99.0%
Weighted average lease term in years, by square footage	6.1	6.5
Total number of tenants	71	60
Magna as a percentage of annualized revenue(2)	40%	42%
Magna as a percentage of GLA	32%	35%

(1)	Overall capitalization rate pertains only to income-producing properties.
(2)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.

28    Granite REIT 2020 Second Quarter Report

The fair value of the investment properties by asset category as at June 30, 2020 and December 31, 2019 was as follows:

Fair Value of Investment Properties by Asset Category(1)

Granite has a high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at June 30, 2020 and December 31, 2019 was as follows:

Fair Value of Investment Properties by Geography(1)

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The change in the fair value of investment properties by asset category during the six month period ended June 30, 2020 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2020							June 30, 2020
	Investment properties	Fair value gains (losses)	Acquisitions	Capital expenditures	Foreign exchange gains	Other changes	Transfers(1)	Investment properties
Modern warehouse facilities	$2,509.3	72.9	322.7	7.2	108.4	4.4	31.6	$3,056.5
Multi-purpose facilities	842.2	6.3	—	2.4	20.4	0.2		871.5
Special purpose properties	1,026.1	(8.3)	—	—	38.6	(2.3)	—	1,054.1
Income-Producing Properties	4,377.6	70.9	322.7	9.6	167.4	2.3	31.6	4,982.1
Properties Under Development	51.3	(0.1)	28.9	24.2	3.0	—	(31.6)	75.7
Land Held For Development	29.0	(0.3)	9.2	—	1.6	—	—	39.5
	$4,457.9	$70.5	$360.8	$33.8	$172.0	$2.3	—	$5,097.3

(1)	The transfer is related to the reclassification of a property under development in Plainfield, Indiana to income-producing properties upon its completion during the second quarter of 2020.

During the six month period ended June 30, 2020, the fair value of investment properties increased by $639.4 million primarily due to:

•

net fair value gains of $70.5 million which were attributable to various factors including (i) an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, (ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in GTA, Canada and (iii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions;

•

the acquisitions of eight income-producing properties in the United States and the Netherlands, a property under development in the Netherlands and a parcel of development land in the United States for $360.8 million consisting of (i) a property in Weert, Netherlands for $31.9 million, (ii) four properties in Ohio and Indianapolis, United States for $177.6 million, (iii) three properties in Memphis and Mississippi, United States for $111.6 million, (iv) a property under development in Bleiswijk, Netherlands for $28.8 million, (v) development land in Fort Worth, Texas for $8.9 million and (vi) the associated transaction costs of $1.9 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

•

capital expenditures of $33.8 million, of which $24.2 million related to development capital expenditures for four properties under construction in Indiana and Texas, United States as well as Bleiswijk, Netherlands and Altbach, Germany. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are

30    Granite REIT 2020 Second Quarter Report

incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Capital expenditures relating to modern warehouse facilities substantially include $6.6 million of construction costs incurred to complete a developed property in Dallas, Texas which was acquired in November 2019; and

•

foreign exchange gains of $172.0 million, which include foreign exchange gains of $71.4 million and $100.6 million resulting from the relative weakening of the Canadian dollar against the Euro and the US dollar, respectively.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the six months ended June 30, 2020. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2020. In addition, valuation metrics for Granite’s income-producing properties by asset category as at June 30, 2020 and December 31, 2019 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

As at June 30, 2020 and December 31, 2019	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Overall capitalization rate(1)(2)	5.30%	5.42%	6.20%	6.28%	7.64%	7.44%	5.95%	6.06%
Terminal capitalization rate(1)	5.72%	5.97%	6.23%	6.44%	6.86%	7.03%	6.06%	6.32%
Discount rate(1)	6.19%	6.17%	6.90%	6.91%	7.74%	7.38%	6.64%	6.60%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

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A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at June 30, 2020 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	4,575.3	4,755.4	4,799.7
+25 bps	4,769.6	4,864.1	4,889.8
Base rate	$4,982.1	$4,982.1	$4,982.1
-25 bps	5,215.7	5,121.9	5,076.6
-50 bps	5,474.1	5,251.8	5,173.4

Maintenance or Improvement Capital Expenditures and Leasing Costs

Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Maintenance or Improvement Capital Expenditures and Leasing Costs Incurred

The maintenance or improvement capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs

		Q2’20	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18
Maintenance or improvement capital expenditures incurred		$1.9	$1.1	$0.8	$1.4	$0.2	$0.9	$2.2	$0.8
Leasing costs incurred		2.0	—	0.8	0.2	0.4	0.2	0.6	0.5
Total incurred	[A]	$3.9	$1.1	$1.6	$1.6	$0.6	$1.1	$2.8	$1.3
GLA, square feet	[B]	44.3	40.0	40.0	34.9	34.5	32.8	32.2	32.5
$ incurred per square feet	[A]/[B]	$0.09	$0.03	$0.04	$0.05	$0.02	$0.03	$0.09	$0.04

During the three month period ended June 30, 2020, Granite incurred $1.9 million in leasing commissions from the lease-up of the recently completed development property in Plainfield, Indiana for a 10-year term.

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Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at June 30, 2020 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/ actual start date of construction	Target completion date	Actual construction costs as at June 30, 2020	Expected total construction cost(1)
As at June 30, 2020
Properties under development
Bleiswijk, Netherlands	13	0.2	Q1 2020	Q3 2020	18.1	37.4
Houston, Texas (Phase 1 only)	50	0.7	Q4 2019	Q2 2021	4.3	44.2
Altbach, Germany(2)	13	0.3	on hold	on hold	3.3	35.3

Expansion project
2095 Logistics Drive, Mississauga, Ontario	9	0.1	Q4 2019	Q2 2021	0.3	10.5
	85	1.3			$26.0	$127.4

(1)	Construction cost excludes cost of land.
(2)	Development on hold until market conditions stabilize as a result of the COVID-19 pandemic (see “SIGNIFICANT MATTERS COVID-19 Pandemic”).

During the three month period ended June 30, 2020, the recently completed development property in Plainfield, Indiana was leased to a tenant for a 10-year term. Granite has committed to pay $2.8 million (US$2.1 million) towards tenant improvements that are expected to be completed by the tenant over the next 15 months. The total construction costs of the 0.5 million square foot Class A distribution/warehouse facility, excluding the cost of the land, amounted to $26.4 million (US$19.4 million).

Leasing Profile

Magna, Granite’s Largest Tenant

At June 30, 2020, Magna International Inc. or one of its operating subsidiaries was the tenant at 35 (December 31, 2019 — 35) of Granite’s income-producing properties and comprised 40% (December 31, 2019 — 42%) of Granite’s annualized revenue and 32% (December 31, 2019 — 35%) of Granite’s GLA. According to public disclosures, Magna International Inc. has a credit rating of A3 with an “Under Review for Downgrade” outlook by Moody’s Investor Service, A- with a “CreditWatch (negative)” outlook by Standard & Poor’s and A(low) with a “Under Review with Negative Implications” outlook by DBRS Limited. Due to the anticipated impact of COVID-19 on Magna’s global operations, Magna’s credit ratings were recently amended by the rating agencies in March and April 2020 with negative outlooks. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

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Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at June 30, 2020, Granite had 70 other tenants from various industries that in aggregate comprised 60% of the Trust’s annualized revenue. Each of these tenants accounted for less than 8% of the Trust’s annualized revenue as at June 30, 2020.

Granite’s top 10 tenants by annualized revenue at June 30, 2020 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA%	WALT (years)	Credit Rating(1)(2)
Magna	40%	32%	4.9	A(low)
Amazon	7%	6%	18.6	AA-
ADESA	3%	—%	9.1	NR
Restoration Hardware	3%	3%	7.8	NR
Hanon Systems	2%	1%	9.1	BBB(low)
Ingram Micro	2%	2%	4.5	AA
Mars Petcare	2%	3%	1.8	NR
Wayfair	2%	2%	5.3	NR
Ricoh	2%	1%	5.0	BBB(high)
Geodis Logistics	2%	2%	4.6	NR
Top 10 Tenants	65%	52%	6.5

(1)	Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

34    Granite REIT 2020 Second Quarter Report

Lease Expiration

As at June 30, 2020, Granite’s portfolio had a weighted average lease term by square footage of 6.1 years (December 31, 2019 — 6.5 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in June 2020 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

	Total GLA	Total Lease Count	Total Annualized Revenue $	Vacancies	2020		2021		2022		2023		2024		2025		2026 and Beyond
Country				Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	5,904	26	51.2	—	674	5.6	316	2.9	347	2.9	380	2.3	681	4.2	964	7.0	2,542	26.3
Canada-committed	—	—	—	—	(674)	(5.6)	—	—	—	—	—	—	253	2.7	380	2.4	41	0.5
Canada — net	5,904	26	51.2	—	—	—	316	2.9	347	2.9	380	2.3	934	6.9	1,344	9.4	2,583	26.8
United States	24,058	53	131.2	402	1,280	6.8	316	1.2	3,843	17.5	3,230	13.7	2,822	15.5	1,310	5.6	10,855	70.9
United States-committed	—	—	—	—	(1,072)	(5.6)	—	—	—	—	954	4.4	—	—	—	—	118	1.2
United States — net	24,058	53	131.2	402	208	1.2	316	1.2	3,843	17.5	4,184	18.1	2,822	15.5	1,310	5.6	10,973	72.1
Austria	8,101	12	64.4	—	101	0.7	389	2.8	802	10.1	125	1.2	5,349	38.9	111	0.7	1,224	10.0
Austria-committed	—	—	—	—	—	—	(389)	(2.8)	—	—	—	—	—	—	—	—	389	2.8
Austria-net	8,101	12	64.4	—	101	0.7	—	—	802	10.1	125	1.2	5,349	38.9	111	0.7	1,613	12.8
Germany	3,504	11	25.1	—	195	1.4	548	3.8	283	2.3	1,947	14.2	—	—	—	—	531	3.4
Germany-committed	—	—	—	—	(195)	(1.4)	(309)	(2.3)	—	—	—	—	309	2.3	195	1.4	—	—
Germany-net	3,504	11	25.1	—	—	—	239	1.5	283	2.3	1,947	14.2	309	2.3	195	1.4	531	3.4
Netherlands	1,938	5	13.1	—	—	—	—	—	—	—	314	2.3	—	—	628	4.9	996	5.9
Europe — Other	751	8	5.7	—	133	0.6	336	3.1	101	0.6	90	0.8	—	—	—	—	91	0.6
Total	44,256	115	290.7	402	2,383	15.1	1,905	13.8	5,376	33.4	6,086	34.5	8,852	58.6	3,013	18.2	16,239	17.1
Total-committed	—	—	—	—	(1,941)	(12.6)	(698)	(5.1)	—	—	954	4.4	562	5.0	575	3.8	548	4.5
As at June 30, 2020	44,256	115	290.7	402	442	2.5	1,207	8.7	5,376	33.4	7,040	38.9	9,414	63.6	3,588	22.0	16,787	121.6
% of portfolio as at June 30, 2020:
* by sq ft	100%			0.9%	1.0%		2.7%		12.2%		15.9%		21.3%		8.1%		37.9%
* by Annualized Revenue			100%			0.9%		3.0%		11.5%		13.4%		21.9%		7.5%		41.8%
Acquisition activity between July 1, 2020 and Aug. 11, 2020:
Acquisition of properties(1)
- Netherlands (Ede)	126	1	1.2	—	—	—	—	—	—	—	—	—	—	—	—	—	126	1.2
- Netherlands (Tilburg)	344	1	2.6	—	—	—	—	—	—	—	—	—	—	—	—	—	344	2.6
- United States (Ohio)	478	1	2.4	—	—	—	—	—	—	—	—	—	—	—	—	—	478	2.4
Total	45,204	118	296.9	402	442	2.5	1,207	8.7	5,376	33.4	7,040	38.9	9,414	63.6	3,588	22.0	17,735	127.8

(1)	The annualized revenue for each acquisition represents the pro-forma revenue expected over a 12-month period.

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Occupancy Roll Forward

The table below provides a summary of occupancy changes during the three and six month periods ended June 30, 2020.

Occupancy Roll Forward for Q2 2020

	Three Months Ended June 30, 2020
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, April 1, 2020	5,904	20,057	8,101	3,504	1,700	751	40,017
Vacancy, April 1, 2020	—	(402)	—	—	—	—	(402)
Occupancy, April 1, 2020	5,904	19,655	8,101	3,504	1,700	751	39,615
Occupancy %, April 1, 2020	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
Acquired occupancy	—	3,490	—	—	238	—	3,728
Completed development (Plainfield, Indiana)	—	511	—	—	—	—	511
Expiries	(361)	(721)	—	—	—	—	(1,082)
Renewals	361	721	—	—	—	—	1,082
Occupancy, June 30, 2020	5,904	23,656	8,101	3,504	1,938	751	43,854
Total portfolio size, June 30, 2020	5,904	24,058	8,101	3,504	1,938	751	44,256
Occupancy %, June 30, 2020	100.0%	98.3%	100.0%	100.0%	100.0%	100.0%	99.1%

Occupancy Roll Forward for Q2 2020 YTD

	Six Months Ended June 30, 2020
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, January 1, 2020	5,904	20,057	8,101	3,504	1,700	751	40,017
Vacancy, January 1, 2020	—	(402)	—	—	—	—	(402)
Occupancy, January 1, 2020	5,904	19,655	8,101	3,504	1,700	751	39,615
Occupancy %, January 1, 2020	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
Acquired occupancy	—	3,490	—	—	238	—	3,728
Completed development (Plainfield, Indiana)	—	511	—	—	—	—	511
Expiries	(361)	(780)	—	—	—	—	(1,141)
Renewals	361	780	—	—	—	—	1,141
Occupancy, June 30, 2020	5,904	23,656	8,101	3,504	1,938	751	43,854
Total portfolio size, June 30, 2020	5,904	24,058	8,101	3,504	1,938	751	44,256
Occupancy %, June 30, 2020	100.0%	98.3%	100.0%	100.0%	100.0%	100.0%	99.1%

36    Granite REIT 2020 Second Quarter Report

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $1,116.2 million as at June 30, 2020 compared to $797.7 million at December 31, 2019, as summarized below:

Sources of Available Liquidity

As at June 30, 2020 and December 31, 2019	2020	2019
Cash and cash equivalents	$617.2	$298.7
Unused portion of credit facility	499.0	499.0
Available liquidity	$1,116.2	$797.7

Additional sources of liquidity:
Unencumbered assets(1)	$5,097.3	$4,457.9

(1)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The available liquidity is primarily due to net cash proceeds realized from the recent debenture and equity offerings in June 2020. Granite intends to use and has partially used the net proceeds of the debenture and equity offerings to fund completed and potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects, for commitments under existing development projects and for general trust purposes (see “SIGNIFICANT MATTERS — Bought Deal Equity Offering” and “Issuance of Unsecured Debentures”).

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions, and/or (vi) if necessary, financing that may be obtained on its unencumbered assets. For information about the impact of COVID-19 on Granite’s liquidity, please see “SIGNIFICANT MATTERS — COVID-19 Pandemic”.

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Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	$ change	2020	2019	$ change
Cash and cash equivalents, beginning of period	$242.1	$501.0	(258.9)	$298.7	$658.2	(359.5)
Cash provided by operating activities	65.2	50.1	15.1	119.8	90.5	29.3
Cash used in investing activities	(427.4)	(238.2)	(189.2)	(480.3)	(381.7)	(98.6)
Cash provided by financing activities	736.0	186.0	550.0	671.6	140.0	531.6
Effect of exchange rate changes on cash and cash equivalents	1.3	(2.0)	3.3	7.4	(10.1)	17.5
Cash and cash equivalents, end of period	$617.2	$496.9	120.3	$617.2	$496.9	120.3

Operating Activities

In the three month period ended June 30, 2020, operating activities generated cash of $65.2 million compared to $50.1 million in the prior year period. The increase of $15.1 million was due to various factors including, among others, the following:

•	an increase of $12.1 million in net operating income;

•	a decrease of $2.0 million in income taxes paid due to a reduction in tax installments made;

•	a decrease of $0.9 million in interest paid associated with the refinancing of the term loans in the fourth quarter of 2019; and

•

an increase of $0.6 million related to cash provided by working capital changes primarily from the increase in deferred revenue due to the timing of rent prepayments, partially offset by the reduction in accounts payable and accrued liabilities.

In the six month period ended June 30, 2020, operating activities generated cash of $119.8 million compared to $90.5 million in the prior year period. The increase of $29.3 million was due to various factors including, among others, the following:

•	an increase of $24.8 million in net operating income;

•	a decrease of $3.7 million in income taxes paid due to a reduction in tax installments made; and

•	a decrease of $1.8 million in interest paid associated with the refinancing of the term loans as noted above, partially offset by;

•	a decrease of $1.2 million related to cash provided by working capital changes primarily from the reduction in deferred revenue due to the timing of rent prepayments.

38    Granite REIT 2020 Second Quarter Report

Investing Activities

Investing activities for the three month period ended June 30, 2020 used cash of $427.4 million and primarily related to the following:

•

the acquisitions of eight income-producing properties in the United States and the Netherlands and a parcel of development land in the United States for $331.8 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

•

acquisition deposits of $72.5 million consisting of advance payments to acquire an income-producing property located in the state of Ohio and two state-of-the-art facilities in the Netherlands (see “SIGNIFICANT MATTERS — Property Acquisitions”); and

•

investment property expansion capital expenditures paid of $21.8 million relating to four properties under construction in Indiana and Texas, United States and as well as Bleiswijk, Netherlands and Altbach, Germany and maintenance and improvement capital expenditures paid of $1.1 million largely relating to capital expenditures at properties in Canada and the United States.

Investing activities for the three month period ended June 30, 2019 used cash of $238.2 million and primarily related to the following:

•

acquisitions of $219.1 million consisting of the remaining balance for the leasehold interest in two properties in Canada for $146.6 million, one property in Columbus, Ohio for $71.6 million and the associated transaction costs of $0.9 million; and

•

a $33.9 million advance payment to acquire the development land located in Harris County, Texas and to fund Granite’s initial capital contribution in a joint arrangement with a third-party to complete the purchase of the land. These cash outflows are partially offset by;

•	the receipt of a $16.8 million vendor take-back mortgage relating to the sale of four properties in Iowa in February 2019.

Investing activities for the six months ended June 30, 2020 used cash of $480.3 million and primarily related to the following:

•

the acquisitions of eight income-producing properties in the United States and the Netherlands, a property under development in Bleiswijk, Netherlands and a parcel of development land in the United States for $360.8 million consisting of (i) a property in Weert, Netherlands for $31.9 million, (ii) four properties in Ohio and Indiana, United States for $177.6 million, (iii) three properties in Memphis and Mississippi, United States for $111.6 million, (iv) a property under development in Bleiswijk, Netherlands for $28.8 million, (v) a parcel of development land in Fort Worth, Texas for $8.9 million and (vi) the associated transaction cost of $1.9 million;

•	acquisition deposits of $89.9 million consisting of advance payments to acquire an income-producing property located in Ohio, United States and two properties in the Netherlands as noted above; and

•

investment property expansion capital expenditures paid of $25.6 million substantially relating to four properties under construction in Indiana and Texas, United States and as well as Bleiswijk, Netherlands and Altbach, Germany and maintenance and improvement capital expenditures paid of $3.3 million largely relating to improvement projects at properties located in Canada and the United States.

Granite REIT 2020 Second Quarter Report    39

Investing activities for the six months ended June 30, 2019 used cash of $381.7 million and primarily related to the following:

•	the acquisitions of three income-producing properties in the United States and the leasehold interest in two properties in Canada for $383.7 million;

•

investment property development and expansion capital expenditures paid of $4.7 million relating to the completed expansion at the property near Columbus, Ohio as well as the properties under development in Altbach, Germany and Plainfield, Indiana, and maintenance and improvement capital expenditures paid of $1.8 million largely relating to improvement projects at a property in Novi, Michigan, a vacant property in Canada and a multi-tenanted property in Olive Branch, Mississippi; and

•

a $33.9 million advance payment to acquire the development land located in Harris County, Texas and to fund Granite’s initial capital contribution in a joint arrangement with a third-party to complete the purchase of the land. These cash outflows are partially offset by;

•	net proceeds of $25.6 million received from the disposition of six properties in Canada and the United States during the first quarter of 2019; and

•	the receipt of a $16.8 million vendor take-back mortgage as noted above.

Financing Activities

Cash provided by financing activities for the three month period ended June 30, 2020 of $736.0 million largely comprised $497.9 million of proceeds from the senior unsecured debentures issued on June 4, 2020, net of issuance costs and $277.5 million of proceeds from the stapled unit offering completed on June 2, 2020, net of issuance costs, partially offset by $38.9 million of distribution payments.

Cash provided by financing activities for the three month period ended June 30, 2019 of $186.0 million largely comprised $220.4 million of proceeds from the stapled unit offering completed in April 2019, net of issuance costs, partially offset by $33.7 million of distribution payments.

Cash provided by financing activities for the six month period ended June 30, 2020 of $671.6 million largely comprised $497.9 million of proceeds from the recent debenture offering, net of issuance costs and $277.5 million of proceeds from the stapled unit offering, net of issuance costs, partially offset by $78.1 million of distribution payments and $25.0 million relating to the repurchase of stapled units under the normal course issuer bid.

Cash provided by financing activities for the six months ended June 30, 2019 of $140.0 million comprised $220.4 million of net proceeds from the stapled unit offering as noted above, partially offset by monthly distribution payments of $65.6 million and $13.7 million relating to a special distribution payment.

40    Granite REIT 2020 Second Quarter Report

Debt Structure

Granite’s debt structure and key debt metrics as at June 30, 2020 and December 31, 2019 were as follows:

Summary Debt Structure and Debt Metrics

As at June 30, 2020 and December 31, 2019		2020	2019
Unsecured debt, net		$1,696.4	$1,187.0
Cross currency interest rate swaps, net		70.3	30.3
Lease obligations		33.8	33.0
Total debt	[A]	$1,800.5	$1,250.3
Less: cash and cash equivalents		617.2	298.7
Net debt	[B]	$1,183.3	$951.6
Investment properties, all unencumbered by secured debt	[C]	$5,097.3	$4,457.9
Trailing 12-month adjusted EBITDA(1)	[D]	$235.4	$204.4
Interest expense		$29.0	$29.9
Interest income		(5.3)	(9.6)
Trailing 12-month interest expense, net	[E]	$23.7	$20.3
Debt metrics
Leverage ratio(1)	[A]/[C]	35%	28%
Net leverage ratio(1)	[B]/[C]	23%	21%
Interest coverage ratio(1)	[D]/[E]	9.9x	10.1x
Unencumbered asset coverage ratio(1)	[C]/[A]	2.8x	3.6x
Indebtedness ratio(1)	[A]/[D]	7.6x	6.1x
Weighted average cost of debt(2)		2.16%	1.83%
Weighted average debt term-to-maturity, in years(2)		4.8	4.4
Ratings and outlook
DBRS		BBB stable	BBB stable
Moody’s		Baa2 stable	Baa2 stable

(1)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Excludes lease obligations noted above.

Unsecured Debt and Cross Currency Interest Rate Swaps

2027 Debentures and Cross Currency Interest Rate Swap

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At June 30, 2020, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $496.9 million.

On June 4, 2020, Granite entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027. As at June 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $8.6 million.

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2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At June 30, 2020, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.5 million.

On December 12, 2018, Granite entered into a cross currency interest rate swap to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The new cross currency interest rate swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at June 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $18.8 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At June 30, 2020, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $251.3 million.

On December 19, 2018, Granite entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, the Trust entered into a new cross currency interest rate swap. The new cross currency interest rate swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at June 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $5.2 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At June 30, 2020, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $398.9 million.

42    Granite REIT 2020 Second Quarter Report

On December 20, 2016, Granite entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at June 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $27.0 million.

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, Granite LP issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At June 30, 2020, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.8 million.

In July 2014, Granite entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at June 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $10.7 million.

The 2021 Debentures, 2023 Debentures, 2027 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars, the US dollar exchange rate against the Canadian dollar and the Euro, Canadian and US government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at June 30, 2020, the Trust had no amounts drawn from the credit facility and $1.0 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At June 30, 2020, there were no significant changes in the debt ratios other than the increase in the leverage ratio and indebtedness ratio arising from the debenture issuance completed on June 4, 2020. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at June 30, 2020, Granite was in compliance with all of these covenants.

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Credit Ratings

On issuance of the 2027 Debentures, Moody’s Investors Service, Inc. (“Moody’s”) assigned a credit rating of Baa2 with a stable outlook and DBRS assigned a credit rating of BBB with a stable trend to the 2027 Debentures. On March 13, 2020, Moody’s confirmed its credit rating on the 2021 Debentures and the 2023 Debentures of Baa2 with a stable outlook. On April 2, 2020, DBRS confirmed the BBB rating on the 2021 and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders’ Equity

Outstanding Stapled Units

As at August 11, 2020, the Trust had 57,838,190 stapled units issued and outstanding.

As at August 11, 2020, the Trust had 94,729 restricted stapled units (representing the right to receive 94,729 stapled units) and 56,970 performance stapled units (representing the right to receive a maximum of 113,940 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

Distributions

Granite REIT’s monthly distribution to unitholders is currently 24.2 cents per stapled unit. For 2020, based on this current monthly rate, Granite expects to make total annual distributions of $2.90 per stapled unit. Monthly distributions declared to stapled unitholders in the three month periods ended June 30, 2020 and 2019 were $39.9 million or 72.6 cents per stapled unit and $34.6 million or 69.9 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the six month periods ended June 30, 2020 and 2019 were $79.1 million or $1.45 per stapled unit and $66.5 million or $1.40 per stapled unit, respectively.

On July 17, 2020, distributions of $14.0 million or 24.2 cents per stapled unit were declared and will be paid on August 14, 2020.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

44    Granite REIT 2020 Second Quarter Report

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income	$75.6	$98.7	$157.1	$177.0
Cash flows provided by operating activities	65.2	50.1	119.8	90.5
Monthly cash distributions paid and payable	(39.9)	(34.6)	(79.1)	(66.5)
Cash flows from operating activities in excess (shortfall) of distributions paid and payable	$25.3	$15.5	$40.7	$24.0

Monthly distributions for the three and six month periods ended June 30, 2020 and 2019 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Equity Offering

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses totaling $12.4 million were $276.9 million.

Granite has used a portion of the net proceeds from the offering and intends to use the remaining proceeds to fund acquisitions, potential future acquisitions, commitments under existing development projects and for general trust purposes.

Normal Course Issuer Bid

On May 19, 2020, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 5,344,576 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2020 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2021. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 58,842 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2019 to May 20, 2020.

During the six month period ended June 30, 2020, Granite repurchased 490,952 stapled units for total consideration of $25.0 million at an average stapled unit cost of $50.95 per unit, significantly below its net asset value. During the six months ended June 30, 2019, Granite purchased

Granite REIT 2020 Second Quarter Report    45

700 stapled units for consideration of less than $0.1 million, representing an average purchase price of $52.96 per unit.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. At June 30, 2020, the Trust’s contractual commitments totaled $124.7 million and comprised of construction and development projects of $54.7 million, the remaining construction costs associated with a property under development in Bleiswijk, Netherlands for $19.3 million, an expansion at a property in the Netherlands of $7.7 million and the remaining purchase price of $43.0 million for the acquisition of a property in Ohio, United States. Subsequent to June 30, 2020, Granite completed the acquisition of the property in Ohio, United States on July 8, 2020 (see “SIGNIFICANT MATTERS — Property Acquisitions”). Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s credit facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 10 and 18 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2020.

NON-IFRS PERFORMANCE MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income

46    Granite REIT 2020 Second Quarter Report

attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended June 30,		Six Months Ended June 30,
		2020	2019	2020	2019

(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$39.9	$34.6	$79.1	$66.5
FFO		53.5	43.1	110.3	83.8
Add (deduct):
Lease termination and close-out fees		—	(0.6)	—	(0.9)
FFO adjusted for the above	[B]	$53.5	$42.5	$110.3	$82.9
AFFO		51.3	42.3	106.9	82.0
Add (deduct):
Lease termination and close-out fees		—	(0.6)	—	(0.9)
AFFO adjusted for the above	[C]	$51.3	$41.7	$106.9	$81.1
FFO payout ratio	[A]/[B]	75%	81%	72%	80%
AFFO payout ratio	[A]/[C]	78%	83%	74%	82%

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income”). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite

Granite REIT 2020 Second Quarter Report    47

believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income”). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended June 30, 2020 and December 31, 2019	2020	2019
Net income	$362.3	$382.3
Add (deduct):
Lease termination and close-out fees	—	(0.9)
Interest expense and other financing costs	29.0	29.9
Interest income	(5.3)	(9.6)
Income tax expense	37.4	42.7
Depreciation and amortization	1.0	0.9
Fair value gains on investment properties, net	(196.2)	(245.4)
Fair value (gains) losses on financial instruments	2.8	(1.2)
Loss on sale of investment properties	1.7	3.0
Other expense	2.7	2.7
Adjusted EBITDA	$235.4	$204.4

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2019. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms and leases where the property is a large square-footage and/or architecturally specialized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2019. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Granite REIT 2020 Second Quarter Report    49

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and six month periods ended June 30, 2020. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2020 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

50    Granite REIT 2020 Second Quarter Report

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the accompanying condensed combined financial statements for the three and six month periods ended June 30, 2020 are consistent with those followed in the preparation of the Trust’s annual combined financial statements for the year ended December 31, 2019.

Future Accounting Policy Changes

New accounting standards issued but not yet adopted in the condensed combined financial statements for the three and six month periods ended June 30, 2020 are described below.

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases (the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Trust is currently assessing the impact of this interpretation on its financial statements and the implementation of the Decision is expected in fiscal 2020 with retrospective application.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the second quarter of 2020, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting. As a result of COVID-19, all of Granite’s employees began working remotely in March 2020 and most employees continue to work remotely. These changes to the working environment did not have a material effect on Granite’s internal controls over financial reporting during the most recent quarter.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2019, and remain substantially unchanged in respect of the three and six month periods ended June 30, 2020 except for the following addition:

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings; travel restrictions; significant disruptions to business operations, supply chains and customer activity and demand; cancellations, reductions and other changes to services; and quarantines; as well as considerable general concern and uncertainty.

The economic downturn resulting from the COVID-19 pandemic and government measures to contain it may materially adversely impact Granite’s operations and financial performance. Such impacts may include: reductions in tenants’ ability to pay rent in full or at all; reductions in demand for tenants’ products or services; temporary or long-term suspension of development projects;

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temporary or long-term labour shortages or disruptions; further disruptions to local and global supply chains; increased risks to Granite’s information technology systems and internal control systems as a result of the need to increase remote work arrangements; and continued or further deterioration of worldwide credit and financial markets that could limit Granite’s ability to obtain external financing to fund operations and capital expenditures, or result in losses on Granite’s holdings of cash and investments due to failures of financial institutions and other parties.

Granite has already taken and will continue to take actions to mitigate the effects of COVID-19, while considering the interests of its employees, tenants, suppliers and other stakeholders. Management has implemented appropriate procedures aimed at ensuring Granite is conducting business in a safe and effective manner, including work-from-home protocols for Granite’s employees, and Granite is working diligently with its service providers to remain operational during this pandemic.

Granite remains in active dialogue with tenants, especially those more significantly affected by COVID-19 disruptions and has implemented enhanced monitoring of their operational and financial metrics. Granite also continues to assess and attempts to mitigate the risk of temporary or longer-term labour shortages or interruptions, and disruptions in local and global supply chains, including the potential impact of these on Granite’s ongoing development projects.

Granite’s response to the COVID-19 pandemic is guided by local public health authorities and governments in each of its markets. Granite continues to closely monitor business operations and may take further actions that respond to directives of governments and public health authorities or that are in the best interests of employees, tenants, suppliers or other stakeholders, as necessary. These changes and any additional changes in operations in response to COVID-19 could materially impact the financial results of Granite.

The spread of COVID-19 has caused an economic slowdown and increased volatility in financial markets. Governments and central banks across the globe have responded with monetary and fiscal interventions intended to stabilize economic conditions. However, it is not currently known how these interventions will impact debt and equity markets or the economy generally. Although the ultimate impact of COVID-19 on the global economy and its duration remains uncertain, disruptions caused by COVID-19 may materially adversely affect Granite’s performance. Uncertain economic conditions resulting from the COVID-19 outbreak may, in the long-term, materially adversely impact Granite’s tenants and/or the debt and equity markets, either of which could materially adversely affect Granite’s operations and financial performance.

52    Granite REIT 2020 Second Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q2’20	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18
Operating highlights(1)(2)
Revenue	$81.0	$78.1	$73.6	$68.8	$67.9	$63.4	$59.9	$63.8
NOI—cash basis(1)	$71.0	$67.8	$63.8	$60.3	$58.3	$55.1	$52.9	$56.4
Fair value gain on investment properties, net	$34.5	$36.0	$47.5	$78.2	$69.6	$50.1	$52.9	$141.6
Net income attributable to stapled unitholders	$75.7	$81.3	$90.6	$114.5	$98.7	$78.3	$85.9	$157.8
Cash provided by operating activities	$65.2	$54.6	$50.1	$42.8	$50.1	$40.4	$34.7	$40.6
FFO(1)	$53.5	$56.8	$47.9	$45.8	$43.1	$40.7	$40.9	$39.1
AFFO(1)(3)	$51.3	$55.6	$46.2	$44.4	$42.3	$39.8	$38.6	$38.5
FFO payout ratio(1)	75%	69%	80%	76%	81%	79%	77%	80%
AFFO payout ratio(1)(3)	78%	70%	83%	78%	83%	81%	81%	81%

Per unit amounts
Diluted FFO(1)	$0.97	$1.05	$0.91	$0.93	$0.89	$0.89	$0.90	$0.86
Diluted AFFO(1)(3)	$0.93	$1.03	$0.88	$0.90	$0.88	$0.87	$0.84	$0.84
Monthly distributions paid	$0.73	$0.73	$0.70	$0.70	$0.70	$0.70	$0.68	$0.68
Special distribution paid	—	—	—	—	—	$0.30	—	—
Diluted weighted average number of units	54.9	54.1	52.6	49.5	48.3	45.7	45.7	45.8

Financial highlights
Investment properties(4)	$5,097.3	$4,810.0	$4,457.9	$3,938.3	$3,799.1	$3,532.8	$3,425.0	$3,198.0
Assets held for sale	—	—	—	$48.3	$50.5	$38.7	$44.2	$17.0
Cash and cash equivalents	$617.2	$242.1	$298.7	$455.4	$496.9	$501.0	$658.2	$192.7
Total debt(5)	$1,800.5	$1,309.8	$1,250.3	$1,253.2	$1,285.6	$1,261.6	$1,303.2	$715.9
Maintenance or improvement capital expenditures incurred	$1.9	$1.1	$0.8	$1.4	$0.2	$0.9	$2.2	$0.8
Leasing costs incurred	$2.0	—	$0.8	$0.2	$0.4	$0.2	$0.6	$0.5

Property metrics(4)
Number of income-producing properties	94	85	85	80	79	77	80	85
GLA, square feet	44.3	40.0	40.0	34.9	34.5	32.8	32.2	32.5
Occupancy, by GLA	99.1%	99.0%	99.0%	99.7%	98.9%	98.8%	99.1%	97.3%
Weighted average lease term, years	6.1	6.3	6.5	6.0	6.0	6.1	6.0	5.9

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)

The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•

Q2’20 — Fair value gains on investment properties of $34.5 million were largely attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and (ii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, marginally offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

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•

Q1’20 — Fair value gains on investment properties of $36.0 million were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the properties across these jurisdictions.

•

Q4’19 — Net income attributable to unitholders, cash provided by operating activities and FFO included a net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization.

•

Q3’19 — Fair value gains on investment properties of $78.2 million were largely attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and the United States and, to a lesser extent, in Europe, which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in North America.

•

Q2’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included a $0.6 million lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.6 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q1’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q4’18 — Fair value gains on investment properties of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value to the expected sale price for the multi-purpose properties sold in 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

•

Q3’18 — Fair value gain on investment properties of $141.6 million included a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands resulting from the limited availability and greater market demand for industrial real estate properties.

(3)

In the current year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid. The AFFO metrics in the comparative periods have been updated to conform to the current year’s presentation. AFFO, diluted AFFO per unit and AFFO payout ratio for the three month period ended June 30, 2019 remained the same as previously reported. AFFO, diluted AFFO per unit and AFFO payout ratio for the three month period ended March 31, 2019 was previously reported as $39.3 million, $0.86 per unit and 82%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). AFFO for the three month period ended June 30, 2020 has been adjusted to exclude leasing commissions incurred on the lease-up of new development properties in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). Leasing commissions incurred on the 10-year lease-up of a new development property in the United States in the three month period ended June 30, 2020 was $1.9 million and therefore, excluded from AFFO.

(4)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(5)	Total debt includes lease obligations recognized under IFRS 16, Leases.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing.

54    Granite REIT 2020 Second Quarter Report

Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the property in Mississauga, Ontario and the expected enhancement to the yield of such property from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the completion of construction at the development property in Dallas, Texas; the expected construction of a grocery e-commerce distribution centre in Bleiswijk, Netherlands and the 0.1 million square foot expansion at the Tilburg, Netherlands property; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to

Granite REIT 2020 Second Quarter Report    55

review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

56    Granite REIT 2020 Second Quarter Report

Condensed Combined Financial Statements

of Granite Real Estate Investment Trust

and Granite REIT Inc.

For the three and six months ended June 30, 2020 and 2019

Condensed Combined Balance Sheets

(Canadian dollars in thousands)

(Unaudited)

As at	Note	June 30, 2020	December 31, 2019
ASSETS

Non-current assets:
Investment properties	4	$5,097,338	$4,457,899
Construction funds in escrow	6	11,057	16,767
Acquisition deposits	3	90,780	—
Deferred tax assets		4,172	4,057
Fixed assets, net		3,009	2,119
Other assets	6	1,147	1,273
		5,207,503	4,482,115

Current assets:
Other receivable	7	12,235	11,650
Accounts receivable		6,618	7,812
Income taxes receivable		679	315
Prepaid expenses and other		5,060	3,387
Cash and cash equivalents	15(d)	617,248	298,677
Total assets		$5,849,343	$4,803,956

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a)	$1,696,359	$1,186,994
Cross currency interest rate swaps	8(b)	70,282	30,365
Long-term portion of lease obligations	9	33,253	32,426
Deferred tax liabilities		354,710	320,972
		2,154,604	1,570,757

Current liabilities:
Deferred revenue	10	7,406	5,804
Accounts payable and accrued liabilities	10	54,145	50,183
Distributions payable	11	13,997	13,081
Short-term portion of lease obligations	9	560	619
Income taxes payable		19,604	15,402
Total liabilities		2,250,316	1,655,846

Equity:
Stapled unitholders’ equity	12	3,596,997	3,146,143
Non-controlling interests		2,030	1,967
Total equity		3,599,027	3,148,110
Total liabilities and equity		$5,849,343	$4,803,956

Commitments and contingencies (note 18)

See accompanying notes

58    Granite REIT 2020 Second Quarter Report

Condensed Combined Statements of Net Income

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2020	2019	2020	2019
Rental revenue	13(a)	$81,008	$67,314	$159,058	$130,475
Lease termination and close-out fees		—	589	—	855
Revenue		81,008	67,903	159,058	131,330
Property operating costs	13(b)	9,843	8,798	20,011	17,034
Net operating income		71,165	59,105	139,047	114,296

General and administrative expenses	13(c)	8,986	8,636	14,713	16,510
Depreciation and amortization		271	219	508	433
Interest income		(407)	(2,735)	(1,275)	(5,604)
Interest expense and other financing costs	13(d)	7,763	7,798	14,408	15,353
Foreign exchange losses (gains), net		18	296	(2,742)	766
Fair value gains on investment properties, net	4	(34,548)	(69,580)	(70,541)	(119,650)
Fair value losses on financial instruments, net	13(e)	3,891	1,655	5,785	1,756
Loss on sale of investment properties	5	—	635	—	1,383
Income before income taxes		85,191	112,181	178,191	203,349
Income tax expense	14	9,549	13,504	21,137	26,344
Net income		$75,642	$98,677	$157,054	$177,005

Net income attributable to:
Stapled unitholders		$75,657	$98,668	$156,953	$176,923
Non-controlling interests		(15)	9	101	82
		$75,642	$98,677	$157,054	$177,005

See accompanying notes

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Condensed Combined Statements of Comprehensive (Loss) Income

(Canadian dollars in thousands)

(Unaudited)

			Three Months Ended June 30,		Six Months Ended June 30,
	Note		2020	2019	2020	2019
Net income			$75,642	$98,677	$157,054	$177,005

Other comprehensive (loss) income:
Foreign currency translation adjustment(1)			(95,491)	(39,279)	164,148	(121,839)
Unrealized gain (loss) on net investment hedges, includes income taxes of nil(1)	8	(b)	12,433	(2,908)	(44,346)	51,284
Total other comprehensive (loss) income			(83,058)	(42,187)	119,802	(70,555)
Comprehensive (loss) income			$(7,416)	$56,490	$276,856	$106,450
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.
Comprehensive (loss) income attributable to:

Stapled unitholders			$(7,399)	$56,471	$276,735	$106,418
Non-controlling interests			(17)	19	121	32
			$(7,416)	$56,490	$276,856	$106,450

See accompanying notes

60    Granite REIT 2020 Second Quarter Report

Condensed Combined Statements of Unitholders’ Equity

(Canadian dollars in thousands)

(Unaudited)

Six Months Ended June 30, 2020
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2020	54,052	$2,608,050	$54,654	$367,249	$116,190	$3,146,143	$1,967	$3,148,110
Net income	—	—	—	156,953	—	156,953	101	157,054
Other comprehensive income	—	—	—	—	119,782	119,782	20	119,802
Stapled unit offering, net of issuance costs (note 12(c))	4,255	276,918	—	—	—	276,918	—	276,918
Distributions (note 11)	—	—	—	(79,060)	—	(79,060)	(130)	(79,190)
Contributions from non-controlling interests	—	—	—	—	—	—	72	72
Units issued under the stapled unit plan (note 12(a))	22	1,278	—	—	—	1,278	—	1,278
Units repurchased for cancellation (note 12(b))	(491)	(23,689)	(1,328)	—	—	(25,017)	—	(25,017)
As at June 30, 2020	57,838	$2,862,557	$53,326	$445,142	$235,972	$3,596,997	$2,030	$3,599,027

Six Months Ended June 30, 2019
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2019	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985
Net income	—	—	—	176,923	—	176,923	82	177,005
Other comprehensive loss	—	—	—	—	(70,505)	(70,505)	(50)	(70,555)
Stapled unit offering, net of issuance costs (note 12(c))	3,749	220,378	—	—	—	220,378	—	220,378
Distributions (note 11)	—	—	—	(66,496)	—	(66,496)	(150)	(66,646)
Special distribution paid in units and immediately consolidated (note 11)	—	41,128	(41,128)	—	—	—	—	—
Units issued under the stapled unit plan (note 12(a))	10	605	—	—	—	605	—	605
Units repurchased for cancellation (note 12(b))	(1)	(32)	(5)	—	—	(37)	—	(37)
As at June 30, 2019	49,443	$2,325,857	$54,654	$234,928	$140,947	$2,756,386	$1,349	$2,757,735

See accompanying notes

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Condensed Combined Statements of Cash Flows

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2020	2019	2020	2019
OPERATING ACTIVITIES

Net income		$75,642	$98,677	$157,054	$177,005
Items not involving operating cash flows	15(a)	(19,633)	(53,754)	(43,330)	(89,264)
Leasing commissions paid		—	—	—	(224)
Tenant incentives paid		—	(25)	(241)	(204)
Current income tax expense	14(a)	2,099	1,678	3,376	3,597
Income taxes (paid) recovered		(397)	(2,445)	23	(3,683)
Interest expense		7,365	7,396	13,584	14,602
Interest paid		(6,947)	(7,882)	(12,304)	(14,087)
Changes in working capital balances	15(b)	7,040	6,466	1,628	2,792
Cash provided by operating activities		65,169	50,111	119,790	90,534

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(331,805)	(219,126)	(360,754)	(383,744)
Proceeds from disposals of investment properties, net		—	(635)	—	25,628
Capital expenditures
— Maintenance or improvements		(1,083)	(560)	(3,318)	(1,785)
— Developments or expansions		(21,831)	(705)	(25,603)	(4,681)
— Costs to complete acquired property	4	(4,291)	—	(6,591)	—
Construction funds in escrow	6	4,291	—	6,591	—
Mortgage receivable proceeds	5	—	16,845	—	16,845
Acquisition deposits	3	(72,450)	(33,940)	(89,879)	(33,940)
Fixed asset additions		(156)	(50)	(734)	(88)
Cash used in investing activities		(427,325)	(238,171)	(480,288)	(381,765)

FINANCING ACTIVITIES

Monthly distributions paid		(38,890)	(33,687)	(78,140)	(65,623)
Special distribution paid	11	—	—	—	(13,710)
Proceeds from unsecured debentures, net of financing costs	8(a)	497,894	—	497,894	—
Repayment of lease obligations	9	(366)	(589)	(444)	(852)
Financing costs paid		—	—	(30)	(25)
Distributions to non-controlling interests		(130)	(150)	(130)	(150)
Proceeds from stapled unit offerings, net of issuance costs	12(c)	277,511	220,378	277,511	220,378
Repurchase of stapled units	12(b)	—	—	(25,017)	(37)
Cash provided by financing activities		736,019	185,952	671,644	139,981
Effect of exchange rate changes on cash and cash equivalents		1,313	(2,021)	7,425	(10,134)
Net increase (decrease) in cash and cash equivalents during the period		375,176	(4,129)	318,571	(161,384)
Cash and cash equivalents, beginning of period		242,072	500,991	298,677	658,246
Cash and cash equivalents, end of period		$617,248	$496,862	$617,248	$496,862

See accompanying notes

62    Granite REIT 2020 Second Quarter Report

Notes to Condensed Combined Financial Statements

(All amounts in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together “Granite” or the “Trust”) are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on August 11, 2020.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and six month periods ended June 30, 2020 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2019.

(b)	Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists

Granite REIT 2020 Second Quarter Report    63

when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)	Accounting Policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2019.

(d)	Future Accounting Policy Changes

As at June 30, 2020, there are no new accounting standards issued but not yet applicable to the condensed combined financial statements except for the following:

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases (the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Trust is currently assessing the impact of this interpretation on its financial statements and the implementation of the Decision is expected in fiscal 2020 with retrospective application.

(e)	COVID-19 Pandemic

During the six month period ended June 30, 2020, the coronavirus disease (“COVID-19”) pandemic has resulted in governments across Granite’s operating markets enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness during this time. Governments across the globe have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Granite is continuing to monitor the impact of the COVID-19 pandemic on its business, liquidity and results of operations.

During the three and six month periods ended June 30, 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received over 99% of rents due in the second quarter of 2020 and over 99% of July rents. In addition, Granite has granted one rent deferral to a tenant in Germany; however, of the rent in arrears for May and June totaling $0.3 million (€0.2 million), $0.2 million was received and the balance is expected to be paid by the end of the third quarter 2020. Granite has not recognized any provisions for uncollected rent at this time as it expects any outstanding rent to be received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the six month period ended June 30, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and six month periods ended June 30, 2020.

Granite continues to review its future cash flow projections and the valuation of its investment properties in light of the COVID-19 pandemic. The carrying value of Granite’s investment properties reflects its best estimate for the highest and best use as at June 30, 2020 (note 4). The duration of the COVID-19 pandemic, and the potential for further waves of new infections in the

64    Granite REIT 2020 Second Quarter Report

markets where Granite operates that could lead to the reinstatement of emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

3. ACQUISITIONS

During the six month periods ended June 30, 2020 and 2019, property acquisitions consisted of the following:

Acquisitions During The Six Months Ended June 30, 2020

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Property under development:
Aquamarijnweg 2	Bleiswijk, Netherlands	March 13, 2020	$28,804	$145	$28,949
Income-producing properties:
Oude Graaf 15	Weert, Netherlands	May 1, 2020	31,910	173	32,083

Midwest portfolio (four properties):
6201 Green Pointe Drive South, 8779 Le Saint Drive, 8754 Trade Port Drive and 445 Airtech Parkway	Groveport, OH, Hamilton, OH, West Chester, OH, and Indianapolis, IN	June 18, 2020	177,647	757	178,404

Memphis portfolio (three properties):
4460 E. Holmes Road, 4995 Citation Drive and 8650 Commerce Drive	Memphis, TN, and Southaven, MS	June 18, 2020	111,590	464	112,054
			321,147	1,394	322,541
Development land:
5005 Parker Henderson Road	Fort Worth, TX	June 8, 2020	8,932	332	9,264
			$358,883	$1,871	$360,754

The property under development in Bleiswijk, Netherlands is expected to be completed by September 2020 and since acquiring the property, Granite incurred $18.1 million (€12.0 million) of construction costs. As at June 30, 2020, the remaining costs to complete the development are expected to be approximately $19.3 million (€12.6 million) and are included in the commitments and contingencies note (note 18).

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Acquisitions During The Six Months Ended June 30, 2019

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Income-producing properties:
201 Sunridge Boulevard	Wilmer, TX	March 1, 2019	$58,087	$223	$58,310
3501 North Lancaster Hutchins Road	Lancaster, TX	March 1, 2019	106,120	222	106,342
2020 & 2095 Logistics Drive (1)	Mississauga, ON	April 9, 2019	174,106	584	174,690
1901 Beggrow Street	Columbus, OH	May 23, 2019	71,607	255	71,862
			$409,920	$1,284	$411,204

(1)	Includes right-of-use asset related to ground lease of $20.5 million.

During the six month period ended June 30, 2020, the transaction costs of $1.9 million (2019 — $1.3 million), which included land transfer taxes and legal and advisory costs were first capitalized to the cost of the respective property and then subsequently expensed to net fair value gains on investment properties on the condensed combined statements of net income as a result of measuring the properties at fair value.

Acquisition Deposits

As at June 30, 2020, Granite had made deposits of $90.8 million relating to property acquisitions. A deposit of $2.3 million (US$1.7 million) was made to acquire an income-producing property located in the state of Ohio which closed on July 8, 2020 (note 19). In addition, deposits of $88.5 million (€57.8 million), representing the cash consideration for two state-of-the-art facilities in the Netherlands, were made. The acquisition of these two properties closed on July 1, 2020. The remaining construction costs of approximately $7.7 million (€5.0 million) to complete a 144,000 square foot expansion at one of the Netherlands properties will be paid to the seller during the remainder of the year (note 18).

4. INVESTMENT PROPERTIES

As at	June 30, 2020	December 31, 2019
Income-producing properties	$4,982,104	$4,377,623
Properties under development	75,720	51,310
Land held for development	39,514	28,966
	$5,097,338	$4,457,899

66    Granite REIT 2020 Second Quarter Report

Changes in investment properties are shown in the following table:

	Six Months Ended June 30, 2020			Year Ended December 31, 2019
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development
Balance, beginning of period	$4,377,623	$51,310	$28,966	$3,415,786	$17,009	$3,984
Additions
— Capital expenditures:
Maintenance or improvements	2,965	—	—	3,272	—	—
Developments or expansions	59	24,179	—	3,641	27,250	—
Costs to complete acquired property (note 6)	6,591	—	—	—	—	—
— Acquisitions (note 3)	322,541	28,949	9,264	951,065	8,932	24,939
— Leasing commissions	1,953	—	—	1,079	—	—
— Tenant incentives	—	—	—	515	—	—
Transfer to income-producing properties	31,554	(31,554)	—	—	—	—
Fair value gains (losses), net	71,018	(145)	(332)	243,351	(135)	557
Foreign currency translation, net	167,373	2,981	1,616	(180,107)	(1,746)	(514)
Amortization of straight-line rent	2,925	—	—	5,074	—	—
Amortization of tenant incentives	(2,586)	—	—	(5,122)	—	—
Other changes	88	—	—	189	—	—
Classified as assets held for sale (note 5)	—	—	—	(61,120)	—	—
Balance, end of period	$4,982,104	$75,720	$39,514	$4,377,623	$51,310	$28,966

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Refer to note 2(e) for a discussion of the impact of the COVID-19 pandemic on the Trust’s business and operations, including the valuation of investment properties.

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Included in investment properties is $22.7 million (December 31, 2019 — $18.9 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 18).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases as at June 30, 2020 are as follows:

Year ended June 30,
2021	$299,654
2022	290,255
2023	267,299
2024	212,575
2025	155,969
2026 and thereafter	803,237
$2,028,989

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	June 30, 2020			December 31, 2019
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	5.82%	8.75%	5.25%	5.90%	8.75%	5.25%
Terminal capitalization rate	5.45%	8.00%	5.00%	5.55%	8.00%	5.00%

United States
Discount rate	6.38%	9.50%	5.00%	6.41%	9.50%	5.00%
Terminal capitalization rate	5.89%	8.75%	5.00%	6.23%	8.75%	5.25%

Germany
Discount rate	7.19%	9.00%	5.75%	6.83%	8.25%	5.70%
Terminal capitalization rate	6.04%	8.00%	4.75%	6.31%	8.75%	5.00%

Austria
Discount rate	8.42%	10.25%	7.75%	7.96%	10.00%	7.00%
Terminal capitalization rate	7.25%	9.75%	6.75%	7.34%	9.75%	6.75%

Netherlands
Discount rate	5.50%	6.75%	4.70%	5.24%	6.00%	4.70%
Terminal capitalization rate	6.02%	7.55%	5.00%	6.14%	7.55%	5.60%

Other
Discount rate	7.45%	9.50%	6.75%	8.25%	10.00%	7.25%
Terminal capitalization rate	6.87%	9.75%	5.75%	8.20%	9.75%	6.25%

Total
Discount rate	6.64%	10.25%	4.70%	6.60%	10.00%	4.70%
Terminal capitalization rate	6.06%	9.75%	4.75%	6.32%	9.75%	5.00%

(1)	Weighted based on income-producing property fair value.

68    Granite REIT 2020 Second Quarter Report

5. ASSETS HELD FOR SALE AND DISPOSITIONS

During the six month period ended June 30, 2020, no properties were disposed of. During the six month period ended June 30, 2019, Granite disposed of six properties for gross proceeds totaling $43.8 million and incurred $1.4 million of broker commissions and legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in loss on sale of investment properties on the condensed combined statement of net income. The gross proceeds associated with four properties disposed of included a vendor take-back mortgage of $16.8 million (US$12.7 million) which was repaid on June 18, 2019.

At June 30, 2020 and December 31, 2019, there are no investment properties classified as assets held for sale.

6. NON-CURRENT ASSETS

Construction Funds In Escrow

On November 19, 2019, Granite acquired a developed property located at 1301 Chalk Hill Road, Dallas, Texas which had outstanding construction work. Consequently, $20.5 million (US$15.5 million) of the purchase price was placed in escrow to pay for the remaining construction costs. The funds are released from escrow as the construction is completed. As at June 30, 2020, $11.1 million (US$8.1 million) remained in escrow (December 31, 2019 — $16.8 million (US$12.9 million)). As construction is completed, the construction costs are capitalized to the cost of the investment property. During the six month period ended June 30, 2020, $6.6 million (US$4.8 million) was released from escrow and capitalized to the property (note 4).

Other Assets

As at	June 30, 2020	December 31, 2019
Deferred financing costs associated with the revolving credit facility	$755	$885
Long-term receivables	392	388
	$1,147	$1,273

7. CURRENT ASSETS

Other Receivable

As at June 30, 2020, other receivable includes $12.2 million (US$9.0 million) of proceeds receivable associated with the disposal of a property in South Carolina in September 2018. The estimated sale price for the property in 2018 was determined using an income approach that assumed a forecast consumer price index inflation factor at the date of disposition. Accordingly, the proceeds receivable was subject to change and was dependent upon the actual consumer price index inflation factor as at December 31, 2019. Subsequent to quarter end, the full amount of the proceeds receivable was received on July 22, 2020. As at December 31, 2019, the proceeds receivable was $11.7 million (US$9.0 million).

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8. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)	Unsecured Debentures and Term Loans, Net

As at		June 30, 2020		December 31, 2019
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2021 Debentures	July 5, 2021	$249,758	$250,000	$249,646	$250,000
2023 Debentures	November 30, 2023	398,905	400,000	398,746	400,000
2027 Debentures	June 4, 2027	496,928	500,000	—	—
2024 Term Loan	December 19, 2024	251,280	251,878	239,153	239,816
2026 Term Loan	December 11, 2026	299,488	300,000	299,449	300,000
		$1,696,359	$1,701,878	$1,186,994	$1,189,816

(1)

The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

On June 4, 2020, Granite REIT Holdings Limited Partnership (“Granite LP”), a wholly-owned subsidiary of Granite, issued at par $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. Deferred financing costs of $3.1 million were incurred in connection with the issuance of the 2027 Debentures and are recorded as a reduction against the principal owing. As at June 30, 2020, deferred financing costs of $1.0 million remain to be paid.

The 2027 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2027 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2027 Debenture, a price equal to which, if the 2027 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 65.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of June 4, 2027. Granite also has the option to redeem the 2027 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of June 4, 2027.

(b)	Cross Currency Interest Rate Swaps

As at	June 30, 2020	December 31, 2019
Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$10,715	$3,630
2023 Cross Currency Interest Rate Swap	27,033	24,298
2024 Cross Currency Interest Rate Swap	5,180	1,202
2026 Cross Currency Interest Rate Swap	18,769	1,235
2027 Cross Currency Interest Rate Swap	8,585	—
	$70,282	$30,365

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% semi-annual interest payments from the

70    Granite REIT 2020 Second Quarter Report

debentures that mature in 2021 (the “2021 Debentures”) for Euro denominated payments at a 2.68% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021.

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the debentures that mature in 2023 (the “2023 Debentures”) for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On September 24, 2019, in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin monthly interest payments from the term loan that matures in 2024 (the “2024 Term Loan”) for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On November 27, 2019, also in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin monthly interest payments from the term loan that matures in 2026 (the “2026 Term Loan”) for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

On June 4, 2020, the Trust entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027.

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investments in foreign operations. The effectiveness of the hedges are assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income. For the three and six month periods ended June 30, 2020, the Trust has assessed the net investment hedge associated with each cross currency interest rate swap, except for a portion of the 2024 Cross Currency Interest Rate Swap, to be effective. With the refinancing of the 2024 Term Loan in 2019, the Trust has assessed only the foreign exchange movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap to be effective. Accordingly, the change in fair value relating to foreign exchange movements on the 2024 Cross Currency Interest Rate Swap and the fair value gains or losses on all other cross currency interest rate swaps are recorded in other comprehensive income. For the three and six month periods ended June 30, 2020, since there is no effective hedge for the interest and other movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap, a fair value loss of $4.9 million and $7.2 million is recognized in fair value losses on financial instruments, net (note 13(e)), respectively, in the condensed combined statements of net income.

The Trust has elected to record the differences resulting from the lower interest rates associated with the cross currency interest rate swaps in the condensed combined statements of net income.

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9. LEASE OBLIGATIONS

As at June 30, 2020, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the three and six month periods ended June 30, 2020, Granite recorded an additional right-of-use asset and related lease obligation of $0.6 million for office space in the United States.

Future minimum lease payments relating to the right-of-use assets as at June 30, 2020 in aggregate for the next five years and thereafter are as follows:

Remainder of 2020	$203
2021	856
2022	555
2023	274
2024	263
2025 and thereafter	31,662
$33,813

During the three and six month periods ended June 30, 2020, the Trust recognized $0.4 million of interest expense (2019 — $0.4 million) and $0.8 million (2019 — $0.5 million), respectively, related to lease obligations (note 13(d)).

10. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at June 30, 2020, the Trust had no amounts drawn (December 31, 2019 — nil) from the credit facility and $1.0 million (December 31, 2019 — $1.0 million) in letters of credit issued against the facility.

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Accounts Payable and Accrued Liabilities

As at	June 30, 2020	December 31, 2019
Accounts payable	$7,840	$6,840
Accrued salaries, incentives and benefits	3,095	5,416
Accrued interest payable	7,521	6,507
Accrued construction payable	4,129	5,933
Accrued professional fees	4,297	3,822
Accrued employee unit-based compensation	5,346	5,586
Accrued trustee/director unit-based compensation	3,931	3,301
Accrued property operating costs	9,195	6,376
Accrued leasing commissions	2,140	177
Accrual associated with a property disposal (note 7)	2,042	1,944
Other accrued liabilities	4,609	4,281
	$54,145	$50,183

In connection with the disposal of a property in South Carolina in September 2018, Granite retained an obligation to make certain repairs to the building. Accordingly, a liability was recorded at the time the property was disposed of, as determined using a third-party report. As at June 30, 2020, the estimated amount of the repairs is $2.0 million (December 31, 2019 — $1.9 million) and is recorded in the accrual associated with the property disposal above. Since the disposal of the property, Granite did not make any repairs to the building and settled the obligation in cash on July 22, 2020 in conjunction with the receipt of the proceeds receivable for this property disposal (note 7).

11. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended June 30, 2020 were $39.9 million (2019 — $34.6 million) or 72.6 cents per stapled unit (2019 — 69.9 cents per stapled unit). Total distributions declared to stapled unitholders in the six month period ended June 30, 2020 were $79.1 million (2019 — $66.5 million) or $1.45 per stapled unit (2019 — $1.40 per stapled unit). Distributions payable at June 30, 2020 of $14.0 million, representing the June 2020 distribution, were paid on July 15, 2020. Distributions payable at December 31, 2019 of $13.1 million were paid on January 15, 2020 and represented the December 2019 monthly distributions.

On July 17, 2020, distributions of $14.0 million or 24.2 cents per stapled unit were declared and will be paid on August 14, 2020.

Granite paid a special distribution on January 15, 2019 of $1.20 per stapled unit, which comprised of 30.0 cents per unit payable in cash of $13.7 million and 90.0 cents per unit payable by the issuance of stapled units. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution. In January 2019, upon the issuance of the stapled units, the stapled units account increased and contributed surplus decreased by $41.1 million, respectively.

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12. STAPLED UNITHOLDERS’ EQUITY

(a)	Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at June 30, 2020 and December 31, 2019, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units (“DSUs”) outstanding is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	50	$48.01	44	$46.01
Granted	8	66.31	9	54.45
Settled	—	—	(11)	51.57
DSUs outstanding, June 30	58	$50.70	42	$46.33

Executive Deferred Stapled Unit Plan

The Executive Deferred Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	145	$55.93	117	$50.34
New grants(1)	52	66.39	42	60.68
Forfeited	(1)	67.66	(1)	47.06
Settled in cash	(23)	55.35	(12)	45.10
Settled in stapled units	(22)	55.35	(10)	45.10
RSUs and PSUs outstanding, June 30(1)	151	$59.57	136	$54.47

(1)

New grants include 20,816 RSUs and 26,546 PSUs granted during the six month period ended June 30, 2020 (2019 — 29,672 RSUs and 9,418 PSUs). Total restricted stapled units outstanding at June 30, 2020 include a total of 94,109 RSUs and 56,778 PSUs granted (2019 — 122,747 RSUs and 13,450 PSUs).

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The fair value of the outstanding RSUs was $2.9 million at June 30, 2020 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation accruals (note 10).

The fair value of the outstanding PSUs was $2.4 million at June 30, 2020 and is recorded as a liability in the employee unit-based compensation accruals (note 10). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust’s stapled units relative to the S&P/TSX Capped REIT Index.

Grant Date	January 1, 2020, January 1, August 12, September 24, 2019 and November 16, 2018
PSUs granted	54,863
Term to expiry	2.5 years
Average volatility rate	36.0%
Weighted average risk free interest rate	0.3%

The Trust’s unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
DSPs for trustees/directors(1)	$1,147	$135	$630	$883
Restricted Stapled Unit Plan for executives and employees	2,079	1,361	2,374	2,786
Unit-based compensation expense	$3,226	$1,496	$3,004	$3,669
Fair value remeasurement expense (recovery) included in the above:
● DSPs for trustees/directors	$853	$(143)	$116	$328
● Restricted Stapled Unit Plan for executives and employees	1,021	(33)	259	705
Total fair value remeasurement expense (recovery)	$1,874	$(176)	$375	$1,033

(1)	In respect of fees mandated and elected to be taken as DSUs.

(b)	Normal Course Issuer Bid

On May 19, 2020, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 5,344,576 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2020 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2021. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 58,842 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of

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intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2019 to May 20, 2020.

During the six month period ended June 30, 2020, Granite repurchased 490,952 stapled units (2019 — 700 stapled units) at an average stapled unit cost of $50.95 for total consideration of $25.0 million (2019 — less than $0.1 million). The difference between the repurchase price and the average cost of the stapled units of $1.3 million (2019 — less than $0.1 million) was recorded to contributed surplus.

(c)	Stapled Unit Offerings

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $12.4 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $276.9 million. As at June 30, 2020, total costs related to the offering of $0.6 million remain to be paid.

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $10.2 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $220.4 million.

(d)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at June 30,	2020	2019
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$311,565	$208,618
Fair value losses on derivatives designated as net investment hedges	(75,593)	(67,671)
	$235,972	$140,947

(1)	Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

13. RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a)	Rental revenue consists of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Base rent	$71,293	$59,346	$139,683	$115,351
Straight-line rent amortization	1,509	1,539	2,925	2,688
Tenant incentive amortization	(1,311)	(1,290)	(2,586)	(2,596)
Property tax recoveries	6,346	5,481	12,501	10,165
Property insurance recoveries	620	538	1,199	1,056
Operating cost recoveries	2,551	1,700	5,336	3,811
	$81,008	$67,314	$159,058	$130,475

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(b)	Property operating costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Non-recoverable from tenants:
Property taxes and utilities	$213	$355	$470	$755
Legal	—	58	75	144
Consulting	—	14	—	36
Environmental and appraisals	87	319	237	370
Repairs and maintenance	183	161	328	407
Other	146	170	323	355
	$629	$1,077	$1,433	$2,067
Recoverable from tenants:
Property taxes and utilities	$6,992	$5,884	$13,869	$10,852
Property insurance	720	628	1,396	1,154
Repairs and maintenance	819	676	1,469	1,179
Property management fees	603	489	1,230	913
Other	80	44	614	869
	$9,214	$7,721	$18,578	$14,967
Property operating costs	$9,843	$8,798	$20,011	$17,034

(c)	General and administrative expenses consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Salaries, incentives and benefits	$3,234	$4,372	$7,044	$7,383
Audit, legal and consulting	938	1,143	1,790	2,477
Trustee/director fees including distributions, revaluations and expenses(1)	1,194	254	740	1,059
RSU and PSU compensation expense including distributions and revaluations(1)	2,079	1,361	2,374	2,786
Other public entity costs	562	746	936	1,190
Office rents including property taxes and common area maintenance costs	99	100	198	181
Other	880	660	1,631	1,434
	$8,986	$8,636	$14,713	$16,510

(1)	For fair value remeasurement expense (recovery) amounts see note 12(a).

During the three and six month periods ended June 30, 2020, Granite incurred $0.1 million of expenses relating to COVID-19.

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(d)	Interest expense and other financing costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Interest and amortized issuance costs and modification losses relating to debentures and term loans	$7,090	$6,878	$12,879	$13,801
Amortization of deferred financing costs and other interest expense and charges	532	546	1,119	1,035
Interest expense related to lease obligations (note 9)	400	374	793	517
	$8,022	$7,798	$14,791	$15,353
Less: Capitalized interest	(259)	—	(383)	—
	$7,763	$7,798	$14,408	$15,353

(e)	Fair value (gains) losses on financial instruments, net, consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Foreign exchange forward contracts, net (note 16(a))	$395	$1,655	$11	$1,756
Foreign exchange collar contracts, net (note 16(a))	(1,377)	—	(1,377)	—
Cross currency interest rate swap (note 8(b))	4,873	—	7,151	—
	$3,891	$1,655	$5,785	$1,756

For the three and six month periods ended June 30, 2020, the Trust recorded fair value losses of $4.9 million and $7.2 million, respectively, related to the fair value change of the 2024 Cross Currency Interest Rate Swap associated with interest and other movements which has not been designated in a hedging relationship and is therefore recognized in the condensed combined statements of net income (note 8(b)).

14. INCOME TAXES

(a)	The major components of the income tax expense are:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Current income tax expense	$2,099	$1,678	$3,376	$3,597
Deferred income tax expense	7,450	11,826	17,761	22,747
Income tax expense	$9,549	$13,504	$21,137	$26,344

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(b)    The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Income before income taxes	$85,191	$112,181	$178,191	$203,349
Expected income taxes at the Canadian statutory tax rate of 26.5% (2019 — 26.5%)	$22,576	$29,727	$47,221	$53,887
Income distributed and taxable to unitholders	(12,954)	(14,690)	(25,314)	(24,549)
Net foreign rate differentials	(1,095)	(2,157)	(3,449)	(4,064)
Net change in provisions for uncertain tax positions	423	445	23	808
Net permanent differences	(88)	156	(49)	170
Withholding taxes and other	687	23	2,705	92
Income tax expense	$9,549	$13,504	$21,137	$26,344

15. DETAILS OF CASH FLOWS

(a)	Items not involving operating cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Straight-line rent amortization	$(1,509)	$(1,539)	$(2,925)	$(2,688)
Tenant incentive amortization	1,311	1,290	2,586	2,596
Unit-based compensation expense (note 12(a))	3,226	1,496	3,004	3,669
Fair value gains on investment properties	(34,548)	(69,580)	(70,541)	(119,650)
Depreciation and amortization	271	219	508	433
Fair value losses on financial instruments, net	3,891	1,655	5,785	1,756
Loss on sale of investment properties	—	635	—	1,383
Amortization of issuance costs and modification losses relating to debentures and term loans	221	216	411	433
Amortization of deferred financing costs	78	78	156	156
Deferred income taxes	7,450	11,826	17,761	22,747
Other	(24)	(50)	(75)	(99)
	$(19,633)	$(53,754)	$(43,330)	$(89,264)

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(b)	Changes in working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Accounts receivable	$(1,093)	$(130)	$1,384	$223
Prepaid expenses and other	1,285	121	(49)	385
Accounts payable and accrued liabilities	5,565	6,912	(1,112)	(846)
Deferred revenue	1,283	(432)	1,405	3,035
Restricted cash	—	(5)	—	(5)
	$7,040	$6,466	$1,628	$2,792

(c)	Non-cash investing and financing activities

During the six month period ended June 30, 2020, 22 thousand stapled units (2019 —10 thousand stapled units) with a value of $1.3 million (2019 — $0.6 million) were issued under the Restricted Stapled Unit Plan (note 12(a)) and are not recorded in the condensed combined statements of cash flows. In addition, the condensed combined statements of cash flows for the three and six month periods ended June 30, 2019 do not include the right-of-use asset and lease obligation of $20.5 million, respectively, associated with the acquisition of the leasehold interest in two Canadian properties (note 3). The condensed combined statement of cash flows for the six month period ended June 30, 2019 does not include the issuance and consolidation of stapled units associated with the special distribution in the amount of $41.1 million (note 11).

(d)	Cash and cash equivalents consist of:

As at	June 30, 2020	December 31, 2019
Cash	$427,323	$248,499
Short-term deposits	189,925	50,178
	$617,248	$298,677

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16. FAIR VALUE AND RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at June 30, 2020 and December 31, 2019:

As at	June 30, 2020			December 31, 2019
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Construction funds in escrow	$11,057		$11,057	$16,767		$16,767
Other assets	392	(1)	392	388	(1)	388
Other receivable	12,235		12,235	11,650		11,650
Accounts receivable	6,618		6,618	7,812		7,812
Prepaid expenses and other	1,463	(2)	1,463	120	(2)	120
Cash and cash equivalents	617,248		617,248	298,677		298,677
	$649,013		$649,013	$335,414		$335,414
Financial liabilities
Unsecured debentures, net	$1,145,591		$1,191,890	$648,392		$669,090
Unsecured term loans, net	550,768		550,768	538,602		538,602
Cross currency interest rate swaps	70,282		70,282	30,365		30,365
Accounts payable and accrued liabilities	54,141		54,141	50,156		50,156
Accounts payable and accrued liabilities	4	(3)	4	27	(3)	27
Distributions payable	13,997		13,997	13,081		13,081
	$1,834,783		$1,881,082	$1,280,623		$1,301,321

(1)	Long-term receivables included in other assets (note 6).
(2)	Foreign exchange collars and forward contracts included in prepaid expenses.
(3)	Foreign exchange forward contracts included in accounts payable and accrued liabilities.

The fair values of the Trust’s construction funds in escrow, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair value of the other receivable associated with proceeds from a 2018 property disposal approximates its carrying amount as the amount is revalued at each reporting period. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans approximate their carrying amounts as the term loans bear interest at rates comparable to the current market rates. The fair values of the cross currency interest rate swaps and foreign exchange collars are determined using market inputs quoted by their counterparties. The fair value of the foreign exchange forward contracts approximate their carrying values as the asset or liability is revalued at the reporting date.

The Trust periodically purchases foreign exchange collars and forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At June 30, 2020, the Trust held four outstanding foreign exchange forward contracts (December 31, 2019 — seven contracts outstanding). The foreign exchange contracts are

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comprised of contracts to sell €8.0 million and purchase US$9.1 million. For the three and six month periods ended June 30, 2020, the Trust recorded a net fair value loss of $0.4 million (2019 — $1.7 million) and less than $0.1 million (2019 — $1.8 million), respectively, related to outstanding foreign exchange forward contracts (note 13(e)). At June 30, 2020, the Trust held 10 outstanding foreign exchange collar contracts (December 31, 2019 — nil) with a notional value of US$50.0 million and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. For the three and six month periods ended June 30, 2020, the Trust recorded a net fair value gain of $1.4 million (2019 — nil), related to the outstanding foreign exchange collar contracts (note 13(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)	Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at June 30, 2020	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties	$—	$—	$5,097,338
Short-term proceeds receivable associated with a property disposal included in other receivable (note 7)	—	—	12,235
Foreign exchange collars and forward contracts included in prepaid expenses and other	—	1,463	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net	1,191,890	—	—
Unsecured term loans, net	—	550,768	—
Cross currency interest rate swaps	—	70,282	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	4	—
Net (liabilities) assets measured or disclosed at fair value	$(1,191,890)	$(619,591)	$5,109,573

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As at December 31, 2019	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties	$—	$—	$4,457,899
Short-term proceeds receivable associated with a property disposal included in accounts receivable (note 7)	—	—	11,650
Foreign exchange forward contracts included in prepaid expenses and other	—	120	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net	669,090	—	—
Unsecured term loans, net	—	538,602	—
Cross currency interest rate swaps	—	30,365	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	27	—
Net (liabilities) assets measured or disclosed at fair value	$(669,090)	$(568,874)	$4,469,549

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and six month periods ended June 30, 2020 and the year ended December 31, 2019, there were no transfers between the levels.

(c)	Risk Management

Foreign exchange risk

As at June 30, 2020, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At June 30, 2020, the Trust’s foreign currency denominated net assets are $4.1 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $26.0 million and $14.1 million, respectively, to comprehensive income.

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17. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at June 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$5,097,338			$5,097,338
Investment in Granite LP(1)	—	23	(23)	—
Other non-current assets	110,165			110,165
	5,207,503	23	(23)	5,207,503

Current assets:
Other current assets	24,564	28		24,592
Intercompany receivable(2)	—	10,037	(10,037)	—
Cash and cash equivalents	617,142	106		617,248
Total assets	$5,849,209	10,194	(10,060)	$5,849,343

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,696,359			$1,696,359
Other non-current liabilities	458,245			458,245
	2,154,604			2,154,604

Current liabilities:
Intercompany payable(2)	10,037		(10,037)	—
Other current liabilities	85,541	10,171		95,712
Total liabilities	2,250,182	10,171	(10,037)	2,250,316

Equity:
Stapled unitholders’ equity	3,596,974	23		3,596,997
Non-controlling interests	2,053		(23)	2,030
Total liabilities and equity	$5,849,209	10,194	(10,060)	$5,849,343

(1)	Granite REIT Holdings Limited Partnership (“Granite LP”) is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

84    Granite REIT 2020 Second Quarter Report

Balance Sheet	As at December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$4,457,899			$4,457,899
Investment in Granite LP(1)	—	21	(21)	—
Other non-current assets	24,216			24,216
	4,482,115	21	(21)	4,482,115

Current assets:
Other current assets	23,144	20		23,164
Intercompany receivable(2)	—	11,828	(11,828)	—
Cash and cash equivalents	298,385	292		298,677
Total assets	$4,803,644	12,161	(11,849)	$4,803,956

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,186,994			$1,186,994
Other non-current liabilities	383,763			383,763
	1,570,757			1,570,757

Current liabilities:
Intercompany payable(2)	11,828		(11,828)	—
Other current liabilities	72,949	12,140		85,089
Total liabilities	1,655,534	12,140	(11,828)	1,655,846

Equity:
Stapled unitholders’ equity	3,146,122	21		3,146,143
Non-controlling interests	1,988		(21)	1,967
Total liabilities and equity	$4,803,644	12,161	(11,849)	$4,803,956

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT 2020 Second Quarter Report    85

Income Statement	Three Months Ended June 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$81,008			$81,008

General and administrative expenses	8,986			8,986
Interest expense and other financing costs, net	7,763			7,763
Other costs and expenses, net	9,725			9,725
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(34,548)			(34,548)
Fair value losses on financial instruments, net	3,891			3,891
Income before income taxes	85,191	1	(1)	85,191
Income tax expense	9,549			9,549
Net income	75,642	1	(1)	75,642
Less net loss attributable to non-controlling interests	(14)		(1)	(15)
Net income attributable to stapled unitholders	$75,656	1	—	$75,657

Income Statement	Three Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$67,903			$67,903

General and administrative expenses	8,636			8,636
Interest expense and other financing costs, net	7,798			7,798
Other costs and expenses, net	6,578			6,578
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(69,580)			(69,580)
Fair value losses on financial instruments, net	1,655			1,655
Loss on sale of investment properties	635			635
Income before income taxes	112,181	1	(1)	112,181
Income tax expense	13,504			13,504
Net income	98,677	1	(1)	98,677
Less net income attributable to non-controlling interests	10		(1)	9
Net income attributable to stapled unitholders	$98,667	1	—	$98,668

86    Granite REIT 2020 Second Quarter Report

Income Statement	Six Months Ended June 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$159,058			$159,058

General and administrative expenses	14,713			14,713
Interest expense and other financing costs	14,408			14,408
Other costs and expenses, net	16,502			16,502
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(70,541)			(70,541)
Fair value losses on financial instruments, net	5,785			5,785
Income before income taxes	178,191	2	(2)	178,191
Income tax expense	21,137			21,137
Net income	157,054	2	(2)	157,054
Less net income attributable to non-controlling interests	103		(2)	101
Net income attributable to stapled unitholders	$156,951	2	—	$156,953

Income Statement	Six Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$131,330			$131,330

General and administrative expenses	16,510			16,510
Interest expense and other financing costs	15,353			15,353
Other costs and expenses, net	12,629			12,629
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(119,650)			(119,650)
Fair value losses on financial instruments, net	1,756			1,756
Loss on sale of investment properties	1,383			1,383
Income before income taxes	203,349	2	(2)	203,349
Income tax expense	26,344			26,344
Net income	177,005	2	(2)	177,005
Less net income attributable to non-controlling interests	84		(2)	82
Net income attributable to stapled unitholders	$176,921	2	—	$176,923

Granite REIT 2020 Second Quarter Report    87

Statement of Cash Flows	Three Months Ended June 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$75,642	1	(1)	$75,642
Items not involving current cash flows	(19,633)	(1)	1	(19,633)
Changes in working capital balances	7,084	(44)	—	7,040
Other operating activities	2,120			2,120
Cash provided by (used in) operating activities	65,213	(44)	—	65,169
INVESTING ACTIVITIES
Property acquisitions	(331,805)			(331,805)
Investment property capital additions
— Maintenance or improvements	(1,083)			(1,083)
— Developments or expansions	(21,831)			(21,831)
— Costs to complete acquired property	(4,291)			(4,291)
Other investing activities	(68,315)			(68,315)
Cash used in investing activities	(427,325)	—	—	(427,325)
FINANCING ACTIVITIES
Distributions paid	(38,890)			(38,890)
Other financing activities	774,909			774,909
Cash provided by financing activities	736,019	—	—	736,019
Effect of exchange rate changes	1,313			1,313
Net increase in cash and cash equivalents during the period	$375,220	(44)	—	$375,176

Statement of Cash Flows	Three Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$98,677	1	(1)	$98,677
Items not involving current cash flows	(53,754)	(1)	1	(53,754)
Changes in working capital balances	6,304	162	—	6,466
Other operating activities	(1,278)			(1,278)
Cash provided by operating activities	49,949	162	—	50,111
INVESTING ACTIVITIES
Property acquisitions	(219,126)			(219,126)
Proceeds from disposals, net	(635)			(635)
Investment property capital additions
— Maintenance or improvements	(560)			(560)
— Developments or expansions	(705)			(705)
Other investing activities	(17,145)			(17,145)
Cash used in investing activities	(238,171)	—	—	(238,171)
FINANCING ACTIVITIES
Distributions paid	(33,687)			(33,687)
Other financing activities	219,639			219,639
Cash provided by financing activities	185,952	—	—	185,952
Effect of exchange rate changes	(2,021)			(2,021)
Net increase (decrease) in cash and cash equivalents during the period	$(4,291)	162	—	$(4,129)

88    Granite REIT 2020 Second Quarter Report

Statement of Cash Flows	Six Months Ended June 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$157,054	2	(2)	$157,054
Items not involving operating cash flows	(43,330)	(2)	2	(43,330)
Changes in working capital balances	1,814	(186)		1,628
Other operating activities	4,438			4,438
Cash provided by (used in) operating activities	119,976	(186)	—	119,790
INVESTING ACTIVITIES
Property acquisitions	(360,754)			(360,754)
Investment property capital additions
— Maintenance or improvements	(3,318)			(3,318)
— Developments or expansions	(25,603)			(25,603)
— Costs to complete acquired property	(6,591)			(6,591)
Other investing activities	(84,022)			(84,022)
Cash used in investing activities	(480,288)	—	—	(480,288)
FINANCING ACTIVITIES
Distributions paid	(78,140)			(78,140)
Other financing activities	749,784			749,784
Cash provided by financing activities	671,644	—	—	671,644
Effect of exchange rate changes	7,425			7,425
Net increase (decrease) in cash and cash equivalents during the period	$318,757	(186)	—	$318,571

Granite REIT 2020 Second Quarter Report    89

Statement of Cash Flows	Six Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$177,005	2	(2)	$177,005
Items not involving operating cash flows	(89,264)	(2)	2	(89,264)
Changes in working capital balances	3,372	(580)		2,792
Other operating activities	1			1
Cash provided by (used in) operating activities	91,114	(580)	—	90,534
INVESTING ACTIVITIES
Property acquisitions	(383,744)			(383,744)
Proceeds from disposals, net	25,628			25,628
Investment property capital additions
— Maintenance or improvements	(1,785)			(1,785)
— Developments or expansions	(4,681)			(4,681)
Other investing activities	(17,183)			(17,183)
Cash used in investing activities	(381,765)	—	—	(381,765)
FINANCING ACTIVITIES
Distributions paid	(65,623)			(65,623)
Other financing activities	205,604			205,604
Cash provided by financing activities	139,981	—	—	139,981
Effect of exchange rate changes	(10,134)			(10,134)
Net decrease in cash and cash equivalents during the period	$(160,804)	(580)	—	$(161,384)

18. COMMITMENTS AND CONTINGENCIES

(a)    The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite’s insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management’s expectations.

(b)    As at June 30, 2020, the Trust’s contractual commitments totaled $124.7 million and comprised of construction and development projects of $54.7 million, the remaining construction costs associated with a property under development in Bleiswijk, Netherlands for $19.3 million (€12.6 million) (note 3), an expansion at a property in the Netherlands of $7.7 million (€5.0 million) (note 3), and the remaining purchase price of $43.0 million (US$31.6 million) for the acquisition of a property in Ohio, United States. On July 8, 2020, Granite acquired the property in Ohio, United States (note 19).

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

90    Granite REIT 2020 Second Quarter Report

19. SUBSEQUENT EVENTS

(a)    On July 1, 2020, Granite acquired two recently developed state-of-the-art facilities in the Netherlands for $108.3 million (€70.8 million) and after deducting for working capital adjustments, remaining payments of $7.7 million (€5.0 million) to complete an expansion and a $7.7 million (€5.0 million) holdback, paid $88.5 million (€57.8 million) excluding transaction costs on the closing of the acquisition. The cash consideration to acquire the properties was funded prior to June 30, 2020 (note 3 — Acquisition Deposits).

(b)    On July 8, 2020, Granite acquired an income-producing property in the state of Ohio for $45.3 million (US$33.3 million) excluding transaction costs which was funded with cash on hand (note 3).

(c)    On July 17, 2020, the Trust declared monthly distributions for July 2020 of $14.0 million (note 11).

(d)    On July 22, 2020, Granite received $10.6 million (US$7.8 million) representing the total outstanding amount of the proceeds receivable associated with a property disposal in 2018 (note 7) net of the obligation to make certain repairs to the property (note 10).

Granite REIT 2020 Second Quarter Report    91

REIT Information

Board of Trustees

Kelly Marshall

Chairman

Peter Aghar

Trustee

Remco Daal

Trustee

Kevan Gorrie

Trustee

Fern Grodner

Trustee

Al Mawani

Trustee

Gerald Miller

Trustee

Sheila Murray

Trustee

Jennifer Warren

Trustee

Officers Kevan Gorrie President and Chief Executive Officer Teresa Neto Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

Office Location

77 King Street West

Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Phone: (647) 925-7500

Fax: (416) 861-1240

Investor Relations Queries

Kevan Gorrie

President and Chief Executive Officer

(647) 925-7500

Teresa Neto

Chief Financial Officer

(647) 925-7560

Transfer Agents and Registrars
	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202
Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2019 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com